Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-205210

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

Subject to Completion, dated July 6, 2015

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference into this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 2, 2015)

New Issue	July •, 2015

8,700,000 Shares DHX MEDIA LTD. US$ •

This prospectus supplement (“Prospectus Supplement”), together with the short form base shelf prospectus filed on July •, 2015 to which it relates (the “Prospectus”), qualifies the distribution of 8,700,000 shares of DHX Media Ltd. (“DHX Media” or the “Company”), consisting of a combination of Variable Voting Shares and Common Voting Shares, at a price of US$• per share (the Variable Voting Shares and Common Voting Shares of DHX Media collectively being the “Shares”). The offering price per Share of US$• is equivalent to CDN$• based on the closing exchange rate on •, 2015 for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, of US$• = CDN$•. The distribution and offering of the Shares pursuant to this Prospectus Supplement is herein referred to as the “Offering”. Piper Jaffray & Co. (“Piper Jaffray”), Canaccord Genuity Inc. (“Canaccord”) and RBC Dominion Securities Inc. (“RBC” and collectively with Piper Jaffray and Canaccord, the “Underwriters”) are acting as underwriters in respect of the Offering. The price for the Shares offered under this Prospectus Supplement and the accompanying Prospectus was determined by negotiation between the Company and the Underwriters.

An affiliate of RBC is a lender to the Company under the Credit Facilities (as defined below). 50% of the net proceeds of the Offering are required to be used to repay borrowing under the Credit Facilities. Consequently, the Company may be considered a “connected issuer” of RBC Dominion Securities Inc. under applicable securities laws. See “Relationship Between the Company and Certain Underwriters”.

Only Variable Voting Shares will be offered and sold in the United States pursuant to the Offering. At the closing, the Company will issue Variable Voting Shares to investors resident in the United States or other countries other than Canada and Common Voting Shares to investors resident in Canada. The Variable Voting Shares may only be held by persons who are non-Canadians within the meaning of such term under a Direction (the “Direction”) to the Canadian Radio-Television Commission (the “CRTC”) issued by the Cabinet of the Federal Government of Canada, a copy of which is attached as Exhibit A to this Prospectus Supplement. Any Variable Voting Shares acquired by a Canadian within the meaning of such term under the Direction will be automatically converted to Common Voting Shares. Similarly, Common Voting Shares may only be held by Canadians within the meaning of such term under the Direction, and any Common Voting Shares acquired by a non-Canadian will be automatically converted to Variable Voting Shares. See “Description of the Share Capital”, “Description of the Common Voting Shares” and “Description of the Variable Voting Shares”.

Piper Jaffray	Canaccord Genuity	RBC Capital Markets

The Variable Voting Shares and Common Voting Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbols “DHX.A” and “DHX.B”, respectively. The Variable Voting Shares are also listed and posted for trading on NASDAQ Global Select Market (“NASDAQ”) under the symbol “DHXM”. On July 3, 2015, the last trading day before the date of this Prospectus Supplement, the closing price of the Variable Voting Shares and the Common Voting Shares on the TSX was CDN$9.51 and CDN$9.49, respectively, and on July 2, 2015, the last day of trading before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.60.

An investment in the Shares offered by this Prospectus Supplement and the accompanying Prospectus involves risk. The risk factors identified under the heading “Risk Factors” in this Prospectus Supplement and the Prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the Shares being offered hereunder.

Price: US$• per Share

	Price to the Public		Underwriters’ Commission(1)		Net Proceeds to DHX Media(2)
Per Share(3)	US$	•	US$	•	US$	•
Total(4)	US$	•	US$	•	US$	•

Notes:

(1)

The Underwriters will receive a commission of US$• per Share (the “Underwriters’ Commission”) for the sale of the Shares to the public, representing •% of the gross proceeds of the Offering. Assuming no exercise of the Over-Allotment Option (as defined below) the aggregate Underwriters’ Commission will be US$•. In addition, the Company has agreed to reimburse the Underwriters for certain expenses. See “Underwriting”.

(2)

Before deducting certain expenses of the Offering estimated at US$700,000 which, together with the Underwriters’ Commission (as defined below), will be paid from the proceeds of the Offering. See “Underwriting”.

(3)

The offering price for the Shares is payable in US dollars. The offering price per Share of US$• is equivalent to CDN$• based on the closing exchange rate on July •, 2015 for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, of US$• = CDN$•. The Canadian dollar offering price is $• per Share.

(4)

The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of the closing of the Offering, to purchase up to 1,305,000 additional Shares (each, an “Over-Allotment Share”), at a price per Over-Allotment Share equal to the public offering price less the Underwriters’ Commission, to cover over-allotments (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the total price to the public, Underwriters’ Commission and net proceeds before expenses to the Company with respect to the Offering will be US$•, US$• and US$• , respectively. This Prospectus Supplement and the accompanying Prospectus also qualify the distribution of the Over-Allotment Option and any Over-Allotment Shares. See “Underwriting”. Unless the context otherwise requires, references to “Shares” in this Prospectus Supplement include any Over-Allotment Shares sold pursuant to the Offering.

The following table sets out the number of Shares issuable under the Over-Allotment Option to the Underwriters:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,305,000 Shares	Up to 30 days following the closing of the Offering	US$	• per Share

S-ii

This offering is made by a “foreign issuer” under U.S. securities laws that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Except as otherwise disclosed, financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Shares described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Canada, a majority of its officers and directors and some of the experts named in this Prospectus Supplement and accompanying Prospectus are Canadian residents, and a substantial portion of the Company’s assets are located in Canada.

THESE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES APPROVED OR DISAPPROVED THESE SHARES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Shares will be issued and sold pursuant to an underwriting agreement dated July •, 2015 between the Company and the Underwriters (the “Underwriting Agreement”).

In Canada, after the Underwriters have made a bona fide effort to sell all of the Shares offered under this Prospectus Supplement and the accompanying Prospectus at the mutual offering price fixed in this Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price. Any such decrease or other change will not affect the net proceeds to the Company.

The Underwriters, as principals, conditionally offer the Shares subject to prior sale if, as and when issued by DHX Media and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement described under “Underwriting” and subject to the approval of certain legal matters on behalf of DHX Media by Stewart McKelvey, with respect to Canadian legal matters, and by Troutman Sanders LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters, and by Paul Hastings LLP, with respect to U.S. legal matters. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that one or more global certificates representing the Variable Voting Shares sold in the United States will be issued and registered in the name of the Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with DTC, and one or more global certificates representing the Common Voting Shares sold in Canada will be issued and registered in the name of the Canadian Depositary for Securities (“CDS”) as directed by the Underwriters, and will be deposited with CDS. No beneficial holder of such Shares will receive definitive certificates representing their interest in the Shares. Beneficial holders of Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant and from or through whom a beneficial interest in the Shares is acquired. At closing, the Company will issue Variable Voting Shares to investors resident in the United States or other countries other than Canada and Common Voting Shares to investors resident in Canada. However, the definition of Canadian under the Direction is not the same as residency, so there may be Canadians who receive Variable Voting Shares at closing and non-Canadians who receive Common Voting Shares at closing. Any Variable Voting Shares received by an investor who is Canadian, as defined in the Direction, will automatically be converted to Common Voting Shares, and any

S-iii

Common Voting Shares received by an investor who is not a Canadian, as defined in the Direction, will automatically be converted to Variable Voting Shares. Investors whose Shares are automatically converted upon receipt must request that their broker or other intermediary take such steps as may be required to reflect such conversion in DTC or CDS, as applicable.

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollar”, “$” or “CDN$” are to Canadian dollars. All references to “US$” are to United States dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On July •, 2015, the closing exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00 = $•. See “Currency and Exchange Rate Information”.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

S-iv

BASE SHELF PROSPECTUS

GENERAL MATTERS

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information in the accompanying Prospectus and the documents incorporated by reference therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Prospectus together with the additional information about DHX Media to which you are referred in the sections of this Prospectus Supplement and the Prospectus entitled “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Shares in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of any such document from the SEC’s public reference room by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download any of the documents the Company has filed with or furnished to the SEC through its Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

The Company has filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 (File No. 333-205210), as amended, relating to the Shares being offered hereunder and of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and accompanying Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act, and Section 27A of the U.S. Securities Act. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, subscriber recruitment efforts and listing of the Shares are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to:

•	the timing and completion of this Offering;

•	the use of proceeds of this Offering;

•	the anticipated effect of the Offering on the Company’s liquidity;

•	the business strategies of DHX Media;

•	the future financial and operating performance of DHX Media and its subsidiaries; and

•	the markets and industry in which DHX Media operates.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and documents incorporated by reference herein are based on what DHX Media considers to be reasonable assumptions based on information currently available to DHX Media, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of DHX Media’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of DHX Media and the industry in which it operates that will continue to apply to DHX Media, which are discussed in the Company’s annual information form for the year ended June 30, 2014, the Company’s management discussion and analysis and under the heading “Risk Factors” contained in this Prospectus Supplement and the accompanying Prospectus.

These forward-looking statements contained herein are made as of the date of this Prospectus Supplement or the Prospectus, as applicable, or, in the case of documents incorporated by reference herein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to any forward looking statements included herein.

NON-IFRS MEASURES

This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS as issued by the International Accounting Standards Board. These financial measures do not have standardized meanings prescribed by IFRS and DHX Media’s method of calculating these measures may differ from the method used by other entities and, accordingly, they may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. These non-IFRS financial measures are provided to enhance an investor’s understanding of DHX Media’s historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information in that they provide a more consistent basis for comparison between periods.

The following discussion explains the Company’s use of Adjusted EBITDA and Gross Margin as measures of performance.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges. Amortization includes amortization of property and equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS, accordingly Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of the Company’s performance that provides useful information to investors regarding the Company’s financial condition and results of operation. The most comparable IFRS measure is net income (loss).

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable IFRS measure is net income (loss).

Investors are cautioned not to consider these non-IFRS measures in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

The financial statements contained in the business acquisition report of the Company dated June 17, 2014 relating to the Company’s acquisition of the Epitome group of companies were prepared in accordance with Canadian accounting standards for private enterprises.

A reconciliation of certain non-IFRS measures used by the Company was filed on SEDAR on July 2, 2015.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	July 1, 2014 to July •, 2015		Fiscal Year Ended June 30th
			2014	2013
Rate at the end of period	•	CDN$	1.0670 CDN$	1.0518 CDN$
Average rate during period	•	CDN$	1.0703 CDN$	1.0047 CDN$
Highest rate during period	•	CDN$	1.1245 CDN$	1.0518 CDN$
Lowest rate during period	•	CDN$	1.0222 CDN$	0.9683 CDN$

On July •, 2015, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $•.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the accompanying Prospectus and reference should be made to the accompanying Prospectus for full particulars thereof. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

Any annual information form, annual or quarterly financial statements, annual or quarterly management’s discussion and analysis, management proxy circular, material change report (excluding confidential material change reports), business acquisition report, information circular or other disclosure document filed by the Company with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by the Company on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus Supplement, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. Further, DHX Media may incorporate by reference into the registration statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the accompanying Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into this Prospectus Supplement or the accompanying Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus except as so modified or superseded.

Upon a new annual information form and the related annual audited comparative financial statements and accompanying management’s discussion and analysis being filed with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, the previous annual information form, the previous annual audited comparative financial statements and accompanying management’s discussion and analysis and all interim financial statements and accompanying management’s discussion and analysis, and all material change reports, information circulars and business acquisition reports filed prior to the commencement of the then current fiscal year, will be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Shares hereunder. Upon an interim financial statement and accompanying management’s discussion and analysis being filed by DHX Media with and, where required, accepted by, the securities commissions or similar authorities in Canada during the currency of this Prospectus Supplement, all interim financial statements and accompanying management’s discussion and analysis filed prior to the new interim financial statement shall be deemed no longer to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Shares hereunder.

SUMMARY OF THE OFFERING

Issuer:	DHX Media Ltd.

Offering:	US$• aggregate amount of Shares, consisting of a combination of Variable Voting Shares and Common Voting Shares

Shares offered by DHX Media:	8,700,000 Shares, consisting of a combination of Variable Voting Shares and Common Voting Shares

Shares outstanding before this Offering:	124,453,434 Shares, consisting of a combination of Variable Voting Shares and Common Voting Shares

Shares outstanding after this Offering:	133,153,434 Shares, consisting of a combination of Variable Voting Shares and Common Voting Shares

Over-Allotment Option:	DHX Media has granted the Underwriters an Over-Allotment Option, exercisable for 30 days from the date of the closing of the Offering, to purchase up to 1,305,000 additional Shares, at a price per Over-Allotment Share equal to the public offering price less the Underwriters’ Commission, to cover over-allotments, if any. See “Underwriting”.

Use of Proceeds:

The Company estimates that the net proceeds from the Offering will be approximately US$• million, after deducting Underwriters’ Commission of US$• million and the Company’s expenses of the Offering, which are estimated to be US$700,000. Under the terms of the Company’s amended and restated senior credit agreement dated as of March 14, 2014 with a syndicate of lenders (as amended, the “Credit Facilities”) the Company is required to repay borrowings under the Credit Facilities in an amount equal to 50% of the net proceeds of the Offering. The Company may seek a waiver under its Credit Facilities to reduce or eliminate this obligation in respect of the Offering, however there can be no assurance that any such waiver will be obtained. The balance of such net proceeds are intended to be used for general corporate purposes, including (i) potential acquisitions of brands against which the Company can leverage the integrated media platform of production, broadcast, distribution and licensing capabilities it has assembled; (ii) acquisition and organic opportunities to grow its assets and capabilities that will enable the Company to further monetize its properties; and (iii) organic growth opportunities to broaden the geographic scope of the Company’s operations. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

TSX symbol for Common Voting Shares:	The Common Voting Shares are listed on the TSX under the symbol DHX.B

TSX symbol for Variable Voting Shares:	The Variable Voting Shares are listed on the TSX under the symbol DHX.A

NASDAQ symbol for Variable Voting Shares:	The Variable Voting Shares are listed on NASDAQ under the symbol DHXM

Risk Factors:	An investment in the Shares is subject to a number of risks that investors should carefully consider. Those risks include risks related to the Offering and risks related to the Company’s business. See “Risk Factors”.

RISK FACTORS

An investment in the Shares offered hereby involves risks. In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out in the Company’s annual information form for the year ended June 30, 2014, which is incorporated by reference herein, the related management discussion and analysis and the factors set out below, which do not constitute an exhaustive list, in evaluating DHX Media and its business before making an investment in the Shares. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company’s business.

Risks Applicable to the Shares

The market prices for the Shares may be volatile as a result of factors beyond the Company’s control.

Securities markets have a high level of price and volume volatility, and the market price of Shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavorable publicity changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale (including Shares issuable upon the exercise of stock options) will have on the market price of the Shares prevailing from time to time. Sales of substantial numbers of Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Shares.

As a result of any of these factors, the market price of the Shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Shares to sell their Shares at an advantageous price.

DHX Media’s Common Voting Shares and Variable Voting Shares structure is novel in the United States. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each class of Shares and may result in differences between the trading prices of each class of Shares that do not reflect differences in the underlying economic or voting interests represented by each class of Shares.

We may require additional capital in the future which may decrease market prices and dilute each shareholder’s ownership of the Company’s Shares.

The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, the Company may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company’s business. Furthermore, additional financings may not be available on terms favorable to the Company, or at all. The Company’s failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations

The Company may issue additional Common Voting Shares or Variable Voting Shares, including upon the exercise of its currently outstanding stock options and in accordance with the terms of the Company’s dividend reinvestment plan (and employee share purchase plan). Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.

Voting rights of holders of Variable Voting Shares may be automatically decreased if votes attached to the Variable Voting Shares exceed certain limits under the Articles.

The terms of the Variable Voting Shares pursuant to the Articles of Amendment (as defined below) of the Company provide for the voting rights attached to the Variable Voting Shares to decrease automatically and without further act or formality on the part of the Company or the holder if the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceed certain limits. As a result, holders of Variable Voting Shares may have less influence on a per share basis than holders of Common Voting Shares on matters requiring a vote of shareholders. An automatic decrease of voting rights attaching to the Variable Voting Shares, or the risk that such a decrease of voting rights attaching to the Variable Voting Shares may occur, could affect the ability of holders of Variable Voting Shares to sell their Shares at an advantageous price. See “Canadian Communications Industry Regulatory Environment — Constraints Imposed on Ownership of Shares of DHX Media to Ensure Canadian Control” and “Description of the Share Capital”, “Description of the Common Voting Shares” and “Description of the Variable Voting Shares”.

We expect to incur significant additional legal, accounting and other expenses as a result of becoming a public company in the United States.

In connection with the listing of Variable Voting Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the Jumpstart Our Business Startups Act and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company’s costs and the time that the board of directors of the Company (the “Board”) and management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to divert management time and attention from the Company’s product development and other business activities.

The Company is a “foreign private issuer” under U.S. securities laws, and is not required to provide the same information in the same time periods as U.S. “domestic issuers”.

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Voting Shares or Variable Voting Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

It may be difficult for U.S. investors to bring actions and enforce judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this Prospectus Supplement and the accompanying Prospectus based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of investor residence.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in this Prospectus Supplement and the accompanying Prospectus. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this Prospectus Supplement and the accompanying Prospectus to enforce liabilities based solely upon United States federal or state securities laws.

An active market in the United States for the Company’s Variable Voting Shares may not develop or be sustained.

The Company’s Variable Voting Shares began trading on NASDAQ on June 23, 2015. However, trading volume on NASDAQ has been limited. There can be no assurance that an active market for the Variable Voting Shares in the United States will be developed or sustained. Holders of Variable Voting Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Variable Voting Shares or Common Voting Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Variable Voting Shares or Common Voting Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company’s public float; and any event resulting in a delisting of Shares.

The public announcement of potential future corporate developments may significantly affect the market price of the Shares.

Management of the Company, in the ordinary course of the Company’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

Risks Applicable to DHX Media Generally

The Company faces risks inherent in doing business internationally, many of which are beyond the Company’s control.

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s results of operations may fluctuate significantly depending on the number and timing of television programs and films delivered or made available to various media.

Results of operations with respect to DHX Media’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX Media’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

The Company relies on key personnel, the loss of any one of whom could have a negative effect on the Company.

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure and Joseph Tedesco (with respect to Family Channel (“Family” or “Family Channel”), Disney Junior (English), Disney Junior (French), and Disney XD (collectively, “DHX Television” or the “Family Channel Business”)). The loss of the services of any one or more of such individuals, or other key personnel, could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure and Mr. Tedesco are under contract with the Company until 2015, 2018, 2016 and indefinitely, respectively.

The Company is subject to income taxes in a number of jurisdictions, and to audits from tax authorities in those jurisdictions. Any audits could materially affect the income taxes payable or receivable in any jurisdiction, which changes would affect the Company’s financial statements.

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX Media is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

The Company may be subject to claims and legal proceedings that could be time-consuming, expensive and result in significant liabilities.

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

The Company’s growth strategy partially depends upon the acquisition of other businesses. There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX Media is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX Media at the time of acquisition, and certain target companies may be larger than DHX Media.

Growth and expansion resulting from future acquisitions may place significant demands on the Company’s management resources. In addition, while DHX Media’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX Media will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s leverage could affect its ability to obtain financing, restrict operational flexibility, restrict payment of dividends, divert cash flow to interest payments and make it more vulnerable to competitors and economic downturns.

DHX Media incurred a significant amount of indebtedness in connection with the completion of the acquisition of DHX Television. As of May 31, 2015, DHX Media had outstanding indebtedness (including the outstanding 5.875% senior unsecured notes, the Credit Facilities and the Production Credit Facilities (as defined below)) of $360 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX Media in a number of ways, including:

•

limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	restricting the Company’s flexibility and discretion to operate its business;

•	limiting the Company’s ability to declare dividends on its Shares;

•

having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;

•	exposing the Company to increased interest expense on borrowings at variable rates;

•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and

•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.

The Company’s Credit Facilities may limit its ability to incur additional debt, sell assets, grant liens and pay dividends. In addition, in the event of a default, or a cross-default or cross-acceleration under future credit facilities, the Company may not have sufficient funds available to make the required payments under its debt agreements, resulting in lenders taking possession of collateral.

The terms of the Company’s Credit Facilities may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	sell significant assets;

•	grant liens; and

•	pay dividends in excess of certain thresholds.

The Credit Facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favorable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross- acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the Credit Facilities or the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the Credit Facilities or any credit facility that it may enter into in the future, if at all.

The Company’s expanding operations have placed significant demands on the managerial, operational and financial personnel and systems of the Company.

As a result of the acquisition of DHX Television and other acquisitions recently completed by DHX Media, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX Media. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the expansion of operations of DHX Media. The future operating results of the Company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If the Company is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

The Company manages liquidity carefully to address fluctuating quarterly revenues. Any failure of the Company to adequately manage such liquidity could adversely affect the Company’s business and results of operations.

The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

There can be no assurance that the Company will continue its dividend payments at the current levels or at all.

The Company currently pays quarterly dividends on its Shares in amounts approved by the Board. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels or at all.

During an economic downturn, the Company’s operating results, prospects and financial condition may be adversely affected.

The Company’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its newly acquired television broadcasting activities. In certain cases, purchasers of DHX Television’s advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Company’s bad debt expense. During an economic downturn, there can be no assurance that the Company’s operating results, prospects and financial condition would not be adversely affected.

Risks Related to the Production and Distribution of Film and Television

The Company’s entertainment programming may not be accepted by the public which would result in a portion of the Company’s costs not being recouped or anticipated profits not being realized.

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

The Company’s films and television programs may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters may not license the rights to the Company’s film and television programs, and distributors may not distribute or promote the Company’s films and television programs, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favorable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release of, and promotional support for, the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

Loss of the Company’s Canadian status may result in loss of government tax credits and incentives or default by the Company under broadcast licenses.

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Production and distribution of television programs and films is highly competitive. Failure of the Company to increase its penetration of the prime-time network market or obtain favorable programming slots may have a negative impact on the Company’s business.

During fiscal 2015, a material portion of the Company’s revenues have been derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favorable programming slots and the failure to do so may have a negative impact on the Company’s business.

The Company may not be able to acquire new products and rights to popular titles, which could have a material adverse effect on its business, results of operations or financial condition.

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

The Company may not successfully protect and defend against intellectual property infringement and claims. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit and share unauthorized copies of motion pictures, DVDs and television shows. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company may be materially adversely affected by the loss of revenue generated by a few productions or broadcasters.

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Voting Shares and Variable Voting Shares may be materially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

The Company may not have sufficient insurance coverage, completion bonds, or alternative financing to pay for budget overruns and other production risks.

A production’s costs may exceed its budget. Unforeseen events such as labor disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX Media has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management estimates for revenues and expenses for a production may not be accurate.

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if the Company’s management has not accurately forecast the revenue potential of a production.

Local cultural incentive programs currently accessed by the Company may be reduced, amended or eliminated.

There can be no assurance that the local cultural incentive programs which DHX Media may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that such programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX Media’s business, including its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require DHX Media to relocate production activities or otherwise have an adverse impact on DHX Media’s business, results of operation or financial condition.

The Company may be required to increase overhead and payments to talent in connection with increases its production slate or its production budgets, which would result in greater financial risk.

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Changes in the regulatory environment of the film and television industry could have a material adverse effect on the Company’s revenues and earnings.

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to DHX Television more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological changes to production and distribution may diminish the value of the Company’s existing equipment and programs if the Company is unable to adapt to these changes on a timely basis.

Technological change may have a material adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

A strike or other form of labor protest affecting guilds or unions in the television and film industries could disrupt the Company’s production schedules which could result in delays and additional expenses.

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Funds from the foreign exploitation of its properties may be paid in foreign currencies which may vary substantially relative to the Canadian dollar in a production period due to factors beyond the Company’s control. In addition, foreign currency and exchange control regulations may adversely affect the repatriation of funds to Canada.

The returns to the Company from foreign exploitations of its properties are customarily paid in U.S. dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

The CRTC’s decisions following the Let’s Talk TV consultation are expected to have an impact on the manner in which broadcasting distribution undertakings package and promote television services and also to increase competition between television services. The manner in which these changes are made could have a material adverse impact on the revenues of DHX Media.

The CRTC has announced that, starting in March 2016, broadcasting distribution undertakings (“BDUs”) will be required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other exceptions) either on an à la carte basis or in small, reasonably priced packages. Starting in December 2016, BDUs will be required to offer all services both on an à la carte basis and in small, reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages through which DHX Television’s services have typically been offered is not yet known. If DHX Television’s services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media’s revenue.

Loss of applicable licenses for DHX Television, or changes to the terms of these licenses, could have a material adverse effect on the revenues of the Company attributable to its television broadcasting activities.

DHX Television operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings in DHX Television. The Category A licenses for Family Channel and Disney Junior (English) and the Category B license for Disney Junior (French) were issued for five years and expire in 2017. The Category B licence for Disney XD was issued for six years and expires in 2015. For a description of Category A and Category B licenses issued by the CRTC, refer to the “Business Overview” section.

At this time, all larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. The CRTC has stated that it intends to remove this requirement for independent Category A licenses starting as of September 1, 2018. The change in status of the Family Channel Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of DHX Media attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of DHX Television. Moreover, in past years, previous owners of DHX Television were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX Media does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

Loss of the largest supplier of DHX Television’s non-Canadian content may result in significant changes to the content available to, and the cost structure of, DHX Television.

Nearly all of DHX Television’s non-Canadian content is supplied from Disney. The Company’s output agreement with Disney will expire in August 2015, and Disney Junior (English) and Disney XD will be rebranded under the Family Channel brand. Disney Junior (French) will be rebranded as Télémagino. There is no assurance that DHX Media will be able to replace such content with suitable replacement programming from other studios or independent third party producers.

The inability of the Company to renew distribution affiliation agreements with BDUs on similar terms or at all, or the loss of certain significant customers, could have a material adverse effect on revenues of DHX Television.

DHX Television is dependent on BDUs, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of DHX Television’s subscriber base is reached through a small number of very significant customers, including Bell, Rogers, Shaw and Videotron. DHX Television generally enters into long-term contracts with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.

The rebranding of Disney Junior (English), Disney Junior (French) and Disney XD and resulting change in content may negatively affect the Company’s relationship with its BDU partners and impact its ability to negotiate terms and conditions when distribution affiliation agreements are up for renewal.

Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on DHX Media’s business, financial condition or operating results.

DHX Media’s television broadcasting operations are subject to federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s website at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX Media’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX Media’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX Media see “Canadian Communications Industry Regulatory Environment” above. Any failure to comply with such limits could result in the loss of broadcast licenses for DHX Television. In October 2014 DHX Media reorganized its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. The share capital reorganization, among other things, resulted in the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX Media which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Variable Voting Share and each outstanding Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. All of the unissued common shares were cancelled. Common Voting Shares carry one vote per share on all matters. The Variable Voting Shares carry one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares will be reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share and each Common Voting Share are the same. Additional details concerning DHX Media’s capital structure can be found under the heading “Description of the Share Capital”, “Description of the Common Voting Shares” and “Description of the Variable Voting Shares”. The CRTC has not reviewed or approved DHX Media’s share capital structure, and there can be no assurance that the level of non-Canadian ownership of DHX Media’s shares will be deemed to be within acceptable limits for the purposes of the Broadcasting Act.

DHX Media’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses, DHX Media is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX Media are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX Media being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX Media. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological changes in broadcasting may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

With respect to DHX Media’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: transactional video on demand (“TVOD”), subscription video on demand (“SVOD”), Personal Video Recorders, Mobile Television, Internet Protocol TV and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-The-Top (“OTT”) content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

The maintenance and growth of the Company’s subscriber bases is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX Media’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.

Licenses granted by the CRTC to other licensees, the emergence of new indirect and unregulated competitors, and competition for popular quality programming all increase the Company’s competition for viewers, listeners, programming and advertising dollars.

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increase the competition for viewers, listeners, programming and advertising dollars.

In recent years, the previous owner of DHX Television launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. DHX Television additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX Media’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX Media from renewing supply agreements for specific popular programs or contracts for on-air personalities.

During an economic downturn, there can be no assurance that the Company’s broadcast licenses and goodwill value would not be adversely affected following changes in assumptions used to support the discounted future cash flows calculated by DHX Media to assess the fair value.

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2014, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and/or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX Media to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX Media’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX Media monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

As television broadcasting is a new business for the Company, it may be less successful in implementing its business strategy than a more seasoned broadcasting entity.

Television broadcasting is a new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX Media (including those managers that have transitioned to DHX Media in connection with the completion of the acquisition of the Family Channel Business), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX Media may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in management’s discussion and analysis of the Company for the year ended June 30, 2014 and management’s discussion and analysis of the Company for the three and nine months ended March 31, 2015 about expected future operating results are subject to uncertainties that are due, in part, to DHX Media’s lack of an operating history in the broadcasting industry. No assurance can be given that DHX Media will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

THE BUSINESS

Overview

DHX Media is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. DHX Media owns one of the largest independent libraries of children’s video content and is home to some of the most viewed children’s TV stations in Canada. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Twirlywoos, Doozers, Busytown Mysteries, Degrassi and Slugterra.

The Company is vertically integrated across production, broadcast, distribution, and licensing with its production studios and operations in Vancouver, Halifax and Toronto. DHX Media licenses its own produced content globally for a set term, and then re-licenses it in various territories to create a continuing incremental revenue stream. DHX Television provides increased revenue stability, further diversification of operations and the opportunity to supply more original and library content to audiences through some of the most watched children’s television channels in Canada. Finally, Company’s merchandising and licensing operations are comprised of licensing intellectual property derived from programs produced in-house and additionally representing third party independently owned intellectual property.

The Company typically produces between 75 and 150 new half hours of content annually through its animation studios. In addition to its animation production operations, the Company also maintains its own live action focused studio and over the past 12 months has produced over 75 half hours of live action content. New content is created at low risk to DHX Media with 85%–100% of third party direct production costs typically covered at “green lighting” from contracted Canadian broadcast licensing revenue, tax credits, other subsidies and pre-sales.

DHX Media’s library contains in excess of 11,000 half hours of content (more than 400 titles) consisting of primarily children’s and family programming, which the Company estimates is more than double the size of any other independent library (excluding libraries not associated with a U.S. studio) of children’s content worldwide. The titles appeal to a broad cross-section of audiences, from classic preschool programs targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that DHX Media’s library, combined with its production capabilities, make it a valuable “go to” supplier to a broad range of established and new TV channels and OTT content providers which are looking to deliver a wide range of programming to their viewers. OTT content refers to delivery of audio, video and other media over the Internet without a multiple-system operator being involved in the control or distribution of the content. DHX Media has also been able to leverage its independent status and critical mass to launch its own online YouTube channels and generate revenue through uploading its content to YouTube and other available digital monetization strategies.

DHX Television, or the Family Channel Business, is comprised of four marquee children’s television channels, including Family Channel, Disney Junior (English), Disney Junior (French), and Disney XD, which represent some of Canada’s most viewed children’s television networks. The Company’s current output agreement with Disney will expire in August 2015 and Disney Junior (English) and Disney XD will be rebranded under the Family Channel brand. Disney Junior (French) will be rebranded as Télémagino. The Company will continue to broadcast Disney content until December of 2015 as part of a transitional arrangement. Combined, these channels represent some of the most viewed TV stations among children ages 2 to 17 in Canada, with the Family Channel alone having 5.3 million subscribers, making it one of the most viewed Children’s Channels.

Category A channels, such as Family Channel, are required to be distributed in Canada by all larger cable and satellite BDUs, although terms of carriage are subject to negotiation. Category B channels, such as Disney Junior (French), are not required to be distributed by BDUs meaning that access to BDU platforms and terms of carriage are subject to negotiation. The CRTC is phasing out the distinction between Category A and Category B channels (see “Recent Developments” section regarding Let’s Talk TV.)

DHX Media also generates merchandising and licensing revenue by exploiting its own brands, as well as third party brands, across toys, games, apparel, publishing and other categories through its ownership of the Copyright Licensing Promotions Group (“CPLG”), which management believes is one of the largest entertainment brand representation agencies in Europe.

Since 2006, the Company has significantly strengthened its portfolio of brands, established a global footprint, diversified operations and increased its library monetization opportunities through a series of acquisitions and organic growth.

On November 13, 2014, the Company acquired a library of 151 television series, feature films and television specials, including all U.S. and international distribution rights to Degrassi, Instant Star and The LA Complex series, from Echo Bridge Entertainment, LLC and Alliance Atlantis International Distribution, LLC (“Echo Bridge”), for US$12 million in cash. The acquired library adds approximately 1,200 half hours of predominantly children’s and family distribution rights and proprietary assets to DHX Media’s existing library.

On December 23, 2014, DHX Media acquired Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”). The acquisition increased DHX Media’s operating leverage, adding Nerd Corps’ animation studio in Vancouver, BC, which features five lines of production, as well as Nerd Corps’ interactive apps, gaming expertise, and licensing opportunities with Nerd Corps’ brands. The transaction brings more than 200 half hours of proprietary children’s content to DHX Media’s library, including the hit comedy adventure series Slugterra, which has been broadcast in more than 150 countries and is one of the most popular titles on Disney XD in both Canada and the U.S.

See “Non-IFRS Measures” section for additional disclosure regarding the use of non-IFRS measures.

The Company’s Business Lines

The Company’s core business is producing, distributing, broadcasting and exploiting the rights for television and film programming primarily focusing on children’s, youth and family productions. Within its core business, DHX Media has the following five integrated business lines:

•	Production (including proprietary and production service);

•	Library and Distribution (including digital distribution) of its proprietary and third party acquired titles;

•	DHX Television;

•	Merchandising and Licensing; and

•	New Media and Interactive.

Production

Production Strategy

DHX Media has expertise in developing, producing and monetizing children’s content worldwide. The Company is vertically integrated with its production studios and operations in Vancouver, Halifax and Toronto. Canada is a favorable jurisdiction for television production due to its tax credit incentive regime and Canadian content regulations, as well as excellent international co-production treaties and highly skilled creative workforce.

DHX Media’s core production business focuses on programs, primarily animation in the children and youth age range, that will appeal to worldwide audiences and that have the potential to generate multiple revenue streams. Children’s programming, especially animation, travels across cultures more easily than non-children’s programming as it can be more easily dubbed into other languages and can therefore be sold in numerous markets. Management believes that animated children’s programming is particularly attractive due to the potential for longer-term revenue streams, including merchandising and licensing revenue, as it tends not to become dated as quickly as other forms of programming and consequently may be resold for viewing by successive generations of children.

The Company’s production strategy also includes the development of properties outside of its core area of children’s and youth programming, including live action comedy, such as This Hour Has 22 Minutes.

Diversification of its production slate provides the Company with alternative revenue streams, and access to different markets.

DHX Media believes that focusing on the production and development of high quality television programs will result in a consequential extension of the life of the library titles produced and developed, more viable merchandising and licensing opportunities and increased profit on production. The Company is currently in production with eight titles that are based on its proprietary and licensed intellectual property. The Company also actively pursues co-production relationships in order to expand its output and access to international talent to create worldwide brands of value.

The Company maintains a highly disciplined approach to acquiring and perfecting key exploitation rights to its content and owns the majority of the home entertainment and merchandising and licensing rights to its intellectual property. Its production partners represent a world-class base of content distributors.

The following chart illustrates the DHX Media production process:

Production Pipeline

DHX Media has a robust production pipeline with over twelve titles and approximately 250 episodes either currently in production or expected to be in production over the 12 to 18 months following June 30, 2015. The Company typically produces 8-12 series per year. The current production slate includes shows such as Supernoobs, Slugterra 3 and Teletubbies. In addition, the Company’s prime-time production slate includes the award-winning comedy series This Hour Has 22 Minutes, which has a 22-year history as a cultural icon in the Canadian market and is entering its 23rd season.

In addition to the programs above currently in production, the Company is also in advanced stages of development of additional programs, including Cloudy with a Chance of Meatballs, Make it Pop 2, and Hank Zipzer 3.

Production Services

DHX Media also generates recurring revenue from its long-standing production services relationships. DHX Media provides services, such as producing television shows and movies of the week for, and providing animation and other similar services to, third parties under contract and typically on a repeat basis for established brands.

Interim Production Financing

The Company and its production subsidiaries employ a production funding model that is designed to ensure there is low capital risk associated with developing content while retaining long-term exploitation rights. Interim production financing is a component of the funding model for a typical production produced by the Company. The Company’s interim production financing is made up of credit facilities (the “Production Credit Facilities”) with various institutions which are secured by a combination of, among other things, restricted cash balances and federal and provincial film tax credits receivable. Upon collection of film tax credit receivables, the production financing is repaid. As of March 31, 2015, $56 million was drawn down on the Company’s Production Credit Facilities. For further information on the Company’s production funding model see “Beneficial Canadian Production Financing Environment”.

Library and Distribution

Independent Library of Children’s Entertainment

DHX Media owns a highly valuable library of globally recognized children’s brands with substantial scale and diversity. The Company’s library contains in excess of 11,000 half hours of primarily animated programming across over 400 titles and is one of the world’s largest independent libraries (excluding libraries associated with a U.S. studio) of children’s content.

The Company believes that libraries of this breadth and depth are extremely difficult to replicate. The Company estimates that replacement could take several decades with no assurances of created brands of a similar strength. With stable viewing hours for children and teens, the Company is well positioned to continue to monetize its library through its existing relationships.

The following table illustrates select television shows of the Company’s library:

The Company distributes its productions primarily through DHX Media’s international sales group, which is based in Toronto, with additional offices in Los Angeles, Paris and Beijing. DHX Media sells initial broadcast rights to individual broadcasters representing different “windows” (pay cable, terrestrial, cable and satellite) in their respective territories. DHX Media also sells packages of programs to individual broadcasters, sells reuse rights (“library” sales) to existing series with individual broadcasters and pre-sells series that are in development. The Company maintains relationships with many broadcasters in the children and youth genre in major territories worldwide. The Company’s broad base of more than 300 different customers to date has been critical to the Company’s growth, enabling it to minimize the effects of downturns in any one market.

Distribution Capability

DHX Media is the largest independent provider of children’s content in Canada, one of the largest international suppliers into the U.S. market, and has a significant presence in key markets around the world, including Europe, Asia and South America. As children’s content travels across cultures more easily than other genres, the Company benefits from its focus on animated shows and enjoys global recognition for many of its titles. DHX Media distributes its programming to over 300 territories from offices worldwide.

DHX Media has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. The Company manages its global distribution relationships through an in-house platform in order to monetize its extensive library worldwide.

DHX Media’s distribution team consists of experienced professionals and is fully integrated with the Company’s development and production studios, which provides valuable market feedback at all stages of project development. Through this feedback, DHX Media is able to develop new content, including new titles and new seasons of existing titles, with broad appeal and a significant market opportunity. The Company utilizes a highly functional content rights management system which is used to manage all business aspects of distribution and maximize monetization of content.

DHX Media maintains a strong global presence at preeminent industry events, including MIP, MIPCOM, Licensing International Expo, American International Toy Fair, Licensing Show and others to continually identify opportunities to monetize its library globally.

Digital Distribution

The emergence and the rapid growth of OTT platforms are creating substantial opportunities for owners of high-quality, in-demand content to create new revenue streams. DHX Media, as one of the largest providers of children’s programming after Disney, DreamWorks, Warner and Nickelodeon, believes it is extremely well-positioned to benefit from this industry transformation.

The digital distribution of DHX Media’s industry-leading library is a source of significant growth for the Company as SVOD, TVOD, advertising video on demand (“AVOD”) and other OTT channels have increasingly looked to add high quality children’s content to their offerings. The Company has agreements with leading digital providers including Netflix, Amazon, DLA (Latin America), Hulu and Shomi (Rogers/Shaw joint venture).

DHX Media has partnered with YouTube with respect to the monitoring and delivery of its content via YouTube (outside of DHX Media’s dedicated channels) creating an additional revenue stream for the Company. The Company believes that the successful implementation of this strategy is indicative of DHX Media’s ability to monetize its content through AVOD and SVOD delivery platforms such as

YouTube. In the first three quarters of fiscal 2015, 14.8 billion minutes of the Company’s content was streamed on YouTube, representing a 95% increase over the same period of fiscal 2014 and generating revenue (net) of $5.1 million. In addition, DHX Media maintains three advertising-based dedicated YouTube channels – DHX Junior, DHX Kids, and DHX Retro – in order to enhance the Company’s digital footprint. DHX Media’s dedicated YouTube channels deliver a variety of DHX Media content to consumers, which generates advertising-based revenues for the Company. The following chart depicts minutes watched, views of and revenue derived from DHX Media’s content via YouTube:

In an effort to further enhance its OTT distribution network, DHX Media has entered into several international digital content deals with channel operators in Europe, South America and Africa. The Company expects the rollout of digital content to continue around the world.

In an effort to support the digitization of its library and to enhance its digital delivery capabilities, DHX Media has made significant investments in infrastructure, technology and personnel. These investments have supported the Company’s success in becoming one of the largest providers of children’s programs on OTT platforms, and have also provided significant competitive and cost advantages.

DHX Television

DHX Television is comprised of four marquee children’s television channels, including Family Channel, Disney Junior (English), Disney Junior (French) and Disney XD, which represent some of Canada’s most viewed children’s TV stations. The Company’s current output agreement will expire in August 2015 and Disney Junior (English) and Disney XD will be rebranded under the Family Channel brand. Disney Junior (French) will be rebranded as Télémagino. The Company plans to continue to broadcast Disney content until December 2015 as part of a transitional arrangement.

[1]	For the kids English-Language market (ages 2-17) Source: Numeris (Previously BBM Canada)
[2]	For the kids English-Language market (ages 2-11) Source: Numeris (Previously BBM Canada)

In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDUs, online, and mobile), both on demand and streamed. All of the services are available in high definition (“HD”). The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

The four channels are also supported by popular and robust websites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services are additionally present on social media platforms, including YouTube, Facebook and Twitter. DHX Television is headquartered in Toronto, Ontario and employs approximately 85 people.

Family

Family launched in 1988 and is a premium, commercial-free service that offers high-quality family television entertainment. Dedicated to celebrating family life and providing a fun experience for all, Family airs a unique mix of series, movies, and specials. Currently, a large portion of Family’s programming is supplied by Disney. Family is also available On-Demand, On-Line and in HD.

Disney Junior (English)

On November 30, 2007, Family launched Disney Junior (English), a family multiplex channel targeting young children. Disney Junior (English) is committed to offering engaging, educational and development-based programming for younger children and offers exclusive, first-run programs from Disney, together with celebrated Canadian series, to create an environment for fun and learning. Disney Junior (English) is also available On-Demand and On-Line.

Disney Junior (French)

On July 5, 2010, Family launched Disney Junior (French), to offer educational and development-based programming for pre-school children. Disney Junior (French) also provides first-run programs from Disney, along with Canadian series. Disney Junior (French) is also available On-Demand, On-Line and in HD.

Disney XD

Disney XD is an advertising-supported digital specialty channel and multiplatform brand offering a compelling mix of HD live-action and animated programming to homes across Canada. Disney XD features series, movies and short-form content that focus on comedy, discovery, accomplishment and adventure. Disney XD programming is also available On-Demand, On-Line and in HD.

Channel Rebranding

As part of the transition following the discontinuation of the Company’s output agreement with Disney, Disney Junior (English) and Disney XD will be rebranded to leverage the Family Channel brand, as Family Junior (English) and Family CHRGD, respectively. These rebrandings will leverage on Family Channel’s status as the most watched children’s television service in the country among kids ages 8 to 14, 12 to 17, and 2 to 17 in Canada, according to Numeris1. Disney Junior (French) will be rebranded as Télémagino.

Furthermore, DHX Television will add new and original programming to its lineup beginning in January 2016. The content driven strategy and rebranding will be built upon on the following: (i) commissioning new and original content, including utilizing the Company’s own proprietary animation and production teams; (ii) leveraging the Company’s 11,000 half-hour library; and (iii) augmenting its content strategy with new and compelling content supply agreements. As previously disclosed, for fiscal 2016, the Company’s management expects to achieve cost synergies from programming cost reductions of approximately $8 million to $12 million. Total cost synergies, inclusive of $1 million to $2 million for SG&A cost synergies, are expected to be approximately $10 million to $14 million. Management expects the one-time cost of achieving these synergies including marketing and launch costs related to the rebranding and the implementation of its content focused strategy to be approximately $3 million to $4 million.

In conjunction with the announcement of the rebranding and consistent with the planned strategy, DHX Television has agreed upon a multi-year arrangement with Mattel that brings more than 70 hours of new episodes and specials to air on DHX Television’s networks. The deal will see the addition of content from premiere Mattel brands such as Barbie™, Monster High® , Hot Wheels® , Thomas & Friends® and Bob the Builder® across DHX Media’s channels.

Vertical Integration

The establishment of DHX Television has enabled the Company to increase integration between operating segments in the following ways:

•	Liberating production of new DHX Media series from dependency on obtaining “green light” approval from third-party broadcasters;

•	Strengthening earnings as a result of reduced volatility through contractual customer relationships and streamlined production processes;

•	Increasing the amount of Canadian content production funding directed to DHX Media productions arising from the approval of the CRTC of the Family Channel acquisition; and

•	Strengthening the platform to build awareness of DHX Media brands among children and youth across demographics, increasing loyalty and driving merchandising and licensing revenue.

Merchandising and Licensing

The Company’s merchandising and licensing business involves licensing its owned intellectual property and representing third party independently owned intellectual property. In June 2014, DHX Media

[1]	Source: Numeris (Previously BBM Canada).

formed DHX Brands, which brings all of DHX Media’s merchandising and licensing together under one consumer products division. The DHX Brands division focuses on activity around the Company’s core slate of high-profile licensed properties and includes licensing, brand management and creative services teams. CPLG is the agent appointed for selected brands of DHX Media.

CPLG is a leading entertainment, sport and brand licensing agency with offices in the UK, Benelux, France, Germany, Italy, Spain and the U.S. CPLG has more than 40 years of experience in the licensing industry and has a representation portfolio which includes Universal, Sesame Workshop, MGM, St Andrews Links, Rugby Football Union and Michelangelo. CPLG provides each of its clients with dedicated licensing and marketing industry professionals and a fully-integrated product development, legal and accounting service.

With respect to DHX Brands owned merchandising and licensing activities, DHX Brands licenses rights to merchandisers for fabrication of consumer products, such as toys, games and apparel, based on intellectual property owned by the Company. Some of DHX Media’s proprietary brands that are leveraged in this owned merchandising and licensing business line include, among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, In the Night Garden and Twirlywoos.

CPLG earns commissions on merchandising and licensing from representing independently owned brands of film studios and other third parties.

On September 8, 2014, DHX Media announced that it entered into an agreement with Character Options Limited to act as DHX Media’s global master toy partner for the upcoming series of Teletubbies. In addition, on June 4, 2015, DHX Media announced that Spin Master Ltd. would be appointed as distributor of the range of toys being produced for the upcoming series of Teletubbies in the U.S., Canada, France, and Germany, among other territories. Both deals were negotiated by DHX Brands and demonstrate DHX Media’s ability to leverage its proprietary brands into merchandising and licensing deals.

New Media and Interactive

DHX Media’s new media and interactive department operates out of Vancouver, developing, producing, distributing and otherwise exploiting new media products, such as websites, interactive games and apps, to various platforms, including interactive, mobile, Internet and other new digital platforms. Over the last 12 years, the Company has produced and distributed over 35 owned websites and approximately 50 online games to broadcast partners both domestically and internationally.

DHX Media also licenses its brands to third party developers for various platforms and for translation into a variety of languages. In 2008, the Company began to build upon this expertise to create content for the new and emerging mobile platforms and started publishing the content directly to consumers via paid subscription or download-to-own services. To date, the Company has published, directly and indirectly, approximately 50 mobile applications, available in both the iOS and Android stores, and has recorded approximately 4.25 million downloads around the world. There are currently 5 titles in various stages of development and scheduled to be released in the next 12 months.

Customers

DHX Media’s target customers for its distribution and production business are, in large part, made up of conventional and specialty terrestrial and cable/satellite television broadcasters in the U.S., the U.K., Canada and other international markets. Additionally, the Company targets OTT and digital providers for its distribution and production business in the U.S., Canada and internationally. Some of the OTT and digital providers that comprise DHX Media’s customer base include Netflix, Amazon, Hulu and Shomi. The Company’s clients number in excess of 300 broadcasters or major rights buyers in over 300 territories.

Each of the four children’s television channels comprising DHX Television are carried by major BDUs in Canada, including Bell, Cogeco, Telus, Rogers, Shaw Direct, Eastlink, Shaw and Videotron.

INDUSTRY OVERVIEW

Production

Canada has consistently enjoyed success in the animation production industry worldwide, with several independently produced Canadian programs achieving international recognition. Content production includes proprietary production for initial broadcast rights and pre-licensing, as well as service work for third-party productions.

The Canadian production industry has seen steady growth with a ~2.9% compound annual growth rate over the past ten years2. Total production revenue was $2.67 billion in 2014, Canadian children and youth TV production revenue was $392 million in 2014, while Canadian animation production was $146 million3 during the same period.

The Canadian production industry is marked by a highly supportive regulatory environment. Major English-language broadcasting groups (including Rogers Media, Bell Media, Corus Entertainment, and Shaw Media) are usually required by the CRTC to spend 30% of their revenues on Canadian content. In addition, several specialty and conventional networks are required to devote a percentage of their broadcast schedule to programming directed at children. The Broadcasting Act also encourages independent production by directing BDU contributions and establishing requirements for Canadian programming expenditures.

[2]	Source: CMPA Profile 2014.
[3]	Source: CMPA Profile 2014.

Distribution

The demand for programming has increased significantly as a result of an increase in the number of channels, with the demand for kids programming increasing particularly as a result of the proliferation of digital/non-linear distribution methods. Digital growth is primarily attributable to OTT . OTT deployments include aggregators such as Netflix and Hulu, standalone set-top boxes (Apple TV, TiVo), internet-enabled “smart” TVs and other TV Everywhere initiatives. DHX Media employs the term “TV Everywhere” to describe authenticated OTT platforms on mobile devices. Since most digital/non-linear sales are currently non-exclusive, distributors, such as DHX Media, are able to take advantage of selling the same content to multiple channels in the same territory.

Broadcasting

The strong viewership dynamics of the children’s TV segment in Canada is supported by the fact that English Kids TV represents approximately a 20% viewership share of total English Canadian pay / specialty TV market4. The outlook for English Kids TV remains stable with future growth driven by the following trends:

•	High growth potential from recent linear channel launches;

•	Continued conversion of analog cable subscribers to digital platform;

•	VOD and SVOD revenue opportunities; and

•	Broadband and mobile rights monetization.

Merchandising and Licensing

Merchandising and licensing can be highly lucrative given low risk, high cash margins and the passive nature of collecting royalty streams. Typically, companies will enter into licensing arrangements once their brands have achieved a reasonable level of market recognition.

The United States and Canada’s combined retail sales of licensed merchandise totaled US$97.5 billion in 2013, with global sales of $155.8 billion. Revenues related to entertainment and character licensing amounted to US$10.38 billion between the U.S. and Canada in 2013, with global sales reaching US$49.3 billion.5

COMPETITIVE STRENGTHS

Leading Independent Children’s Content Developer and Rights Management Company

DHX Media’s library contains in excess of 11,000 half hours of content (more than 400 titles) consisting of primarily animated programming. The Company’s extensive library includes some of the world’s most popular and recognizable characters. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that libraries of this breadth and depth are extremely difficult to replicate. The Company estimates that replacement could take several decades with no assurances of created brands of a similar strength. With stable viewing hours for children and teens, the Company is well positioned to continue to monetize its library with additional secondary sales and rights income through its existing relationships.

[4]	Source: Numeris (Previously BBM Canada).
[5]	Source: EPM Licensing Business Databook 2014 Edition and Licensing Industry Merchandisers’ Association:

Diversified and Vertically Integrated Business Model

DHX Media has extensive expertise across the value chain of developing, producing and monetizing children’s content and has a longstanding track record of providing a wide variety of content for successful programs. The Company is vertically integrated across production, broadcasting, distribution, and licencing, with production studios and operations in Vancouver, Halifax and Toronto. After the initial production, DHX Media licenses the content globally for a set term, and then re-licenses it in various territories to create a continuing incremental revenue stream. The recent acquisition of DHX Television expands the business into broadcasting, providing increased revenue stability, further diversification of operations and the opportunity to supply more original and library content to audiences through some of the most watched children’s television channels in Canada.

Global Base of Blue Chip Customers

DHX Media’s customer base includes over 300 customers across 300 territories, comprising conventional and specialty terrestrial and cable/satellite television broadcasters in the U.S., the U.K., Canada and other international markets. The four marquee channels comprising DHX Television are all carried by Canada’s largest BDUs, including Bell, Rogers and TELUS. DHX Media’s extensive library and expertise in children’s content enhances its credibility and relationships globally. Further, the Company has established digital agreements with multiple parties, including Netflix, Amazon, Hulu, Rogers and Shaw.

Beneficial Canadian Production Financing Environment

DHX Media benefits from a Canadian regulatory environment that provides funding to cover the majority of the costs of developing and producing content prior to obtaining “green light” approval for production. This provides the Company with a distinct advantage over its international peers that self-fund their productions. It also ensures that there is low capital risk associated with developing new titles and new seasons for existing titles while retaining the long term exploitation rights. DHX Media maintains a “green light” policy which requires projects to have at least 85%–100% of the direct costs of production covered before entering the production phase. This is achieved through contracted Canadian broadcast licensing revenue, tax credits, other subsidies, and pre-sales.

The Production Credit Facilities are an important component of this production funding model as they provide on demand, revolving access to funds for production which are secured by, among other things, a combination of restricted cash balances, and federal and provincial film tax credit receivables, and licensing contract receivables. Upon collection of film tax credits the production financing is repaid.

Highly Experienced Management Team

With over 100 years of cumulative experience, DHX Media’s management team has a strong financial background and industry knowledge in the development of children’s content. This includes a successful history of growing the business organically and a strong track record of acquiring and integrating businesses. Also, the addition of Joseph Tedesco and managers of DHX Television through the Company’s acquisition of the Family Channel Business provides further expertise and relationships in the broadcasting industry.

CORPORATE STRATEGY

Management continues to focus on its core strengths of developing and producing children’s and family programs, distributing its library of over 11,000 half hours to new and existing partners and licensing the best possible quality children’s and family programs with the goal of increasing cash flows from operations and profitability through existing production and distribution streams, emerging distribution streams, including digital, music, merchandising and licensing opportunities, and DHX Television.

Acquisition Strategy and Vertical Integration

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base and leveraging the intergrated media platform it has assembled. The successful implementation of such acquisition strategy depends on the Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business.

Digital Growth

DHX Media has become one of the largest providers of children’s programs on OTT platforms as a result of its dedicated investments in infrastructure, technology and personnel to support its digital presence. The digital distribution of DHX Media’s industry-leading library is a source of significant growth for the Company as SVOD, TVOD, AVOD, and other OTT channels have increasingly looked to add high quality children’s content to their offerings. The Company has agreements with leading digital providers including Netflix, Amazon, DLA (Latin America), Hulu and Shomi (Rogers/Shaw joint venture).

DHX Media maintains three advertising-based dedicated YouTube channels — DHX Junior, DHX Kids, and DHX Retro — in order to enhance the Company’s digital footprint. DHX Media’s dedicated YouTube channels deliver a variety of DHX Media content to consumers, which generates advertising-based revenues for the Company. DHX Media has also partnered with YouTube with respect to the monitoring and delivery of DHX Media’s content via YouTube (outside of DHX Media’s dedicated channels) creating an additional revenue stream for the Company. The Company believes that the successful implementation of this strategy is indicative of DHX Media’s ability to monetize its content through AVOD and SVOD delivery platforms such as YouTube.

In its three most recently completed fiscal quarters, the Company generated $5.1 million in net revenues received on all of its YouTube activity. In fiscal 2015, DHX Media successfully launched 15 new digital games and mobile apps. Going forward, the Company intends to leverage its content library and the relationships, capabilities and infrastructure it has developed to further penetrate existing digital customers and platforms, and secure contracts with new entrants, both in North America and internationally as these services proliferate and expand geographically.

Merchandising and Licensing Growth

In the past two years, DHX Media has actively pursued new business opportunities by expanding its merchandising and licensing activities to include brands that are prime for renewal and have demonstrated prior success such as Teletubbies. Over the past 12 months, DHX Media successfully signed agreements with four new toy partners, including the agreement with Character Options Limited to act as DHX Media’s global master toy partner for the upcoming series of Teletubbies and the appointment of Spin Master Ltd. as distributor of the range of toys being produced for the upcoming series of Teletubbies in the U.S., Canada, France, and Germany, among other territories. Both deals were negotiated by the DHX Brands division and illustrate DHX Media’s ability to leverage its proprietary brands into merchandising and licensing deals.

RECENT DEVELOPMENTS

Rebranding of Disney Junior and Disney XD

On April 15, 2015, DHX Media announced that its current output agreement with Disney would not be renewed, and that Disney Junior (English) and Disney XD would be rebranded leveraging the Family Channel brand. Disney Junior (French) will be rebranded as Télémagino. The Company expects the rebranding to occur in November 2015.

CRTC Let’s Talk TV

In March, 2015, the CRTC released a series of decisions as the result of its Let’s Talk TV consultation which will result in changes to the regulatory framework for Canadian television services. Among other things, the decisions will require BDUs to offer a small basic service package and to provide subscribers with the opportunity to purchase all discretionary television services on an a la carte basis.

The distinction between Category A and Category B television services will be phased out starting with the renewal of the licences held by larger vertically integrated broadcasting groups (such as Bell, Shaw, Rogers and Corus) starting in 2017. These licensing categories will be replaced by a single discretionary category of service. Discretionary services will not be required to be distributed by BDUs and all terms of carriage will be subject to negotiation. The CRTC has stated that Category A licences for independent broadcasting companies (i.e. those that are not owned by or related to a BDU), such as DHX Media’s, will be phased out starting in 2018. The term of Family Channel’s existing Category A licence ends on August 31, 2017.

The Let’s Talk TV decisions include a number of regulatory measures that are intended to provide support for non-vertically integrated broadcasting companies. These include a requirement that BDUs distribute at least one independent discretionary television service for each related television service that they distribute, and a proposed wholesale code that will establish principles to guide commercial negotiations between BDUs and television services regarding terms of carriage and related matters. The CRTC is currently considering comments regarding the proposed terms of wholesale code and it has stated that adherence with the wholesale code will be made a formal regulatory requirement.

Other regulatory measures in the Let’s Talk TV decision that are relevant to DHX Media include the removal of “genre” protection and regulated genre requirements as between Canadian programming services (which means that Canadian programming services may now compete directly with each other in all genres), and the announcement that the CRTC will no longer require television services to enter into formal terms of trade with the independent production industry.

Nerd Corps Acquisition

On December 23, 2014, DHX Media acquired Nerd Corps. The purchase price for the acquisition was approximately $59 million, inclusive of excess cash in Nerd Corps at closing of the acquisition, to be determined as a post-closing adjustment. The purchase price was paid by $33 million from cash and the remainder through the issuance of 2,693,748 Common Voting Shares. DHX Media expects the transaction to be accretive to net earnings per share.

The acquisition increased DHX Media’s operating leverage, adding Nerd Corps’ animation studio in Vancouver, BC, which features five lines of production, as well as Nerd Corps’ interactive apps, gaming expertise, and licensing opportunities with Nerd Corps’ brands. The transaction brings more than 200 half hours of proprietary children’s content to DHX Media’s library, including the hit comedy adventure series, Slugterra, which has been broadcast in more than 150 countries and is one of the most popular titles on Disney XD in both Canada and the U.S.

The acquisition of Nerd Corps was not a “significant acquisition” for the purposes of National Instrument 51-102 — Continuous Disclosure Obligations.

Issuance of Senior Unsecured Notes

On December 2, 2014, the Company issued (the “Notes Offering”) $175 million in aggregate principle amount of 5.875% senior unsecured notes due December 2, 2021. The Notes Offering was completed on a private placement basis in Canada under available prospectus exemptions. The Company used the net proceeds from the Notes Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under the Credit Facilities.

Echo Bridge Library Acquisition

On November 13, 2014, the Company acquired a library of programs from Echo Bridge and Alliance Atlantis International Distribution, LLC, for US$12 million in cash, which was financed through a US$12 million increase of the amount available under the Company’s Credit Facilities. The acquired library added approximately 1,200 half hours of content including distribution and proprietary rights, consisting of predominantly children’s and family programming to DHX Media’s existing library.

DHX Media and China’s CNTV to Launch New Children’s Content Platform

On November 7, 2014, DHX Media announced that it entered into a cooperation agreement with China National Television, the new-media broadcast division of China Central Television, China’s state broadcaster, to launch a new streaming service exclusively dedicated to offering DHX Media’s children’s entertainment content across multiple platforms nationally in China. In the revenue sharing deal, DHX Media will provide more than 700 half hours of children’s content initially for the new service, which is expected to offer VOD, AVOD and SVOD services. Some of the series that DHX Media will initially be providing in Mandarin for the new streaming service are Teletubbies, Inspector Gadget, Madeline and Sonic the Hedgehog. These series will be followed by additional DHX Media titles such as Caillou, Super Why!, Monster Math Squad and others. The service will be available nationally in the People’s Republic of China (excluding Hong Kong S.A.R., Macau S.A.R. and Taiwan). The beta version of the service launched in March 2015 but a full public launch date has not yet been set.

DIRECTORS AND OFFICERS

The Board is elected at each annual general meeting of shareholders. Additional directors may, within the maximum number permitted by the Company’s Articles of Continuance, be appointed by the Board of the Company, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Company may have as few as three directors, at least two of whom cannot be officers or employees of the Company or its affiliates, and as many as fifteen directors. A director or officer of the Company must disclose to the Company, in the manner and to the extent provided by the Canada Business Corporations Act (the “CBCA”), any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the material contact or transaction except as allowed under the CBCA.

Directors are paid such remuneration for their services as the Board of the Company may from time to time determine. Directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of the Company or any committee thereof. Subject to the CBCA, the Company will indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs and expenses reasonably incurred by the individual in respect of any civil, criminal or other proceeding in which the individual is involved because of that association with the Company, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Board may from time to time appoint a chair of the Board, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the Board may determine. The Board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Company (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the CBCA. The Board may, in its discretion, remove any officer of the Company. To the extent not otherwise so specified or delegated, and subject to the CBCA, the duties and powers of the officers of the Company shall be those usually pertaining to their respective offices. The Board has the power to approve offerings of authorized capital. The Board may appoint one or more committees of the Board and, subject to the CBCA, delegate to any such committee any of the powers of the Board.

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, municipality of residence, positions with the Company, principal occupation and, if a director, the day, month and year in which the person became a director. The term of office for each of the directors will expire at the time of the Company’s next annual shareholders meeting. As of March 31, 2015, the Company’s current directors and officers owned or exercised direction or control over a total of 8,431,953 Common Voting Shares and 4,598 Variable Voting Shares, representing 10.76% of the outstanding number of Common Voting Shares and 0.01% of the outstanding number of Variable Voting Shares, respectively

Directors and Officers
Name and Municipality of Residence	Age	Offices with the Company	Principal Occupation	Director Since
ELIZABETH BEALE(3) Halifax, Nova Scotia, Canada	63	Director	Corporate Director	November 12, 2014

DAVID C. COLVILLE(2), (3) Halifax, Nova Scotia, Canada	70	Director	President of DC Communications Consulting Ltd.	May 16, 2014

SIR JUDSON GRAHAM DAY(1),(2),(3),(4) Hantsport, Nova Scotia, Canada	82	Lead Director	Corporate Director	January 9, 2006

MICHAEL PATRICK DONOVAN(1) Halifax, Nova Scotia, Canada	62	Executive Chairman/Director	Officer of the Company/ Corporate Director	February 12, 2004

MICHAEL HIRSH Toronto, Ontario, Canada	67	Vice Chairman/ Director	Officer of the Company/ Corporate Director	October 22, 2012

D. GEOFFREY MACHUM(4) Halifax, Nova Scotia, Canada	54	Director	Lawyer, Stewart McKelvey	May 16, 2014

ROBERT G. C. SOBEY(2) New Glasgow, Nova Scotia, Canada	47	Director	Corporate Director	December 16, 2010

CATHERINE TAIT Toronto, Ontario, Canada	57	Director	President of Duopoly Inc. and Chair of iThentic Inc.	November 12, 2014

DONALD ARTHUR WRIGHT(2),(3),(4) Toronto, Ontario, Canada	67	Director	President and Chief Executive Officer of The Winnington Capital Group Inc.	January 9, 2006

DANA SEAN LANDRY Toronto, Ontario, Canada	44	Chief Executive Officer/Director	Officer of the Company	September 23, 2014

KEITH BENJAMIN ABRIEL Toronto, Ontario, Canada	41	Chief Financial Officer	Officer of the Company	N/A

STEVEN GRAHAM DENURE Toronto, Ontario, Canada	56	President and Chief Operating Officer	Officer of the Company	N/A

MARK GREGORY GOSINE Halifax, Nova Scotia, Canada	48	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	Officer of the Company	N/A

DAVID ANDREW REGAN Halifax, Nova Scotia, Canada	46	Executive Vice President, Corporate Development	Officer of the Company	N/A

(1)	Member of the Production Financing Committee.
(2)	Member of the Human Resources and Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.

Except as noted below, each of the Company’s directors and executive officers has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Directors

Elizabeth Beale, a non-executive Director of DHX Media, has been President and CEO of the Atlantic Provinces Economic Council (APEC) since 1996. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985 to 1999 as a Director and subsequently Chair of the Human Resource Development Association and she is a member of the National Statistics Council, an Advisory Board member of the Leslie Harris Centre of Regional Policy and Development at Memorial University, and a Director of Wawanesa Insurance. Ms. Beale is also a member of the board of directors of Invest Nova Scotia. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1977).

David Colville, P.Eng., a non-executive Director of DHX Media, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (CRTC). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the Canadian Radio-Television and Telecommunications Commission (CRTC), during which time he chaired the team investigating internet broadcasting vis-à-vis the Broadcasting Act. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Sir Judson Graham Day, O.C., O.N.S., Q.C., a non-executive and Lead Director of DHX Media, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is the Colonel Commandant of the Canadian Forces Legal Branch. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and is an Officer of the Order of Canada. He has been elected to the Canadian Business Hall of Fame.

Michael Patrick Donovan, Executive Chairman of DHX Media, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Michael Hirsh, Vice-Chairman, Executive Producer, and Chairman of Digital Sales Group of DHX Media, is recognized industry wide as a leading business and brand builder. Mr. Hirsh served as Chair of DHX Media from October 2012 until July 2014. In 1971, Mr. Hirsh co-founded Nelvana Limited, where he developed and produced many of television’s most celebrated quality animated programs and in the process pioneered many of the worldwide co-production, marketing and distribution techniques that have become standard industry practice. Nelvana was sold in 2000 and Mr. Hirsh continued to serve as CEO until 2002 when he left the company. In 2004, Mr. Hirsh co-led an investment group to start Cookie Jar Entertainment Inc. where he served as CEO until the acquisition of its business by DHX Media in October 2012.

D. Geoffrey Machum, Q.C., a non-executive Director of DHX Media, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He is the firm’s designated Strategic Marketing Partner and serves on its governing Partnership Board, as well as on its Human Resources Committee. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum is also Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, a non-executive director of DHX Media, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last eight years as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr. Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He is a Honourary Lifetime Governor of AGNS and sits on Britain’s Tate Museum’s American Patrons Committee, Dalhousie University’s Board of Governors, and the Queen’s University School of Business Advisory Board. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for outstanding service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honors undergrad, an MBA, and the ICD.D designation.

Catherine Tait, a non-executive Director of DHX Media, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attaché to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company. She has served as a director of Aliant Inc. (2001 to 2006), CHUM Ltd (2004 to 2007) and the Canadian board of eOne Entertainment (2007 to 2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Université de Paris (1983).

Donald Arthur Wright, a non-executive Director of DHX Media, is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned more than 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd.; Chairman and Chief Executive Officer of TD Securities Inc.; and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc., Jaguar Resources Inc., and Mettrum Health Corp. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. He

actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., and a member of the Royal Ontario Museum Governors’ Finance Committee He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

Dana Sean Landry, CPA, CA, an Executive Director of DHX Media, also serves as the company’s Chief Executive Officer. Mr. Landry previously served as DHX Media’s Chief Financial Officer from the time of the company’s founding until July 2014. Before DHX Media, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited (“SolutionInc”) from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, MOW and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PwC where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is a Chartered Professional Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia. Mr. Landry holds a BBA from Acadia University (1993).

Officers

Keith Benjamin Abriel, CPA, CA, CFA, Chief Financial Officer of DHX Media, joined the company in July 2014 and brings twenty years of diverse finance experience, including serving as the Chief Financial Officer and as an independent consultant for a number of public and venture-backed private companies, and more than nine years of experience with PricewaterhouseCoopers LLP (PwC). From 2010 to 2014, Mr. Abriel provided consulting services to DHX Media Ltd., mainly in the areas of taxation and financial reporting. While with PwC, Mr. Abriel served as the Senior Manager on DHX Media’s year-end audits from 2004 to 2007, including the Company’s IPO in 2006. A Past President of the Atlantic Canada CFA Society, Mr. Abriel is a Chartered Professional Accountant and a CFA Charterholder, who began his career with Coopers and Lybrand (now PwC). Mr. Abriel graduated cum laude in 1995 from Saint Mary’s University with a BComm.

Steven Graham DeNure, President and Chief Operating Officer of DHX Media, is responsible for overseeing overall operations of DHX Media and its subsidiaries. Mr. DeNure also serves as Executive Producer on many of the Company’s television and interactive media projects. Mr. DeNure co-founded Decode Entertainment in 1997 and in 2006 merged the operations of Decode with Halifax Film to create DHX Media. Prior to founding Decode Mr. DeNure was at Alliance Communications Corporation for more than 10 years and served in a number of senior positions including President of Alliance Productions and President of Alliance Multimedia. During his tenure at Alliance Communications Corporation, he was involved in the development, financing and production of all television and feature film projects, including notable projects such as Due South, North Of 60, Eng, and Blackrobe, and was responsible for the animation division, music-publishing division (TMP), and for merchandising and licensing. Mr. DeNure is a pioneer in computer generated imagery (“CGI”) animation, having acted as Executive Producer of the groundbreaking Reboot and Beast Wars animation series. Mr. DeNure serves on the board of the Canadian Film Centre as Vice Chair. Mr. DeNure graduated from Simon Fraser University with a BA in Economics & Business Administration.

Mark Gregory Gosine, Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary of DHX Media, is responsible for all of the legal and regulatory affairs for DHX Media and its subsidiaries. His principal areas of focus are financings, mergers, acquisitions, securities, intellectual property, governance and compliance. Mr. Gosine has more than 15 years’ legal experience both in private practice and in-house, and has more than 20 years’ experience in the entertainment industry. Mr. Gosine plays a key role in the company’s growth strategy in the acquisition and subsequent integration of such acquisitions. In his entertainment work, he oversees all legal and business aspects of the company’s development, production and distribution. He commenced his career as a performer after completing the jazz program at St. Francis Xavier University. Mr. Gosine went on to complete a B.A. Honors degree at Saint Mary’s University and earned an LL.B. at Dalhousie University. He is member of the Nova Scotia Barristers’ Society, the Canadian Bar Association and the Canadian Corporate Counsel Association. Mr. Gosine currently serves on the boards of the Nova Scotia Yachting Association, and the Legal Information Society of Nova Scotia.

David Andrew Regan, Executive Vice President, Corporate Development of DHX Media, is responsible for the Company’s mergers, corporate acquisitions and capital markets activities. Prior to working with DHX Media, Mr. Regan held positions with VI Associates, A.T. Kearney’s New York Financial Institutions Group and Export Development Corporation. In these positions he worked with clients in the entertainment and financial services industries throughout North America, Europe and Asia to provide financing, corporate development and business strategy advisory services. Mr. Regan holds an MBA from INSEAD in Fontainebleau, France, and a BBA Honors degree from St. Francis Xavier University in Nova Scotia. Mr. Regan serves on the board of directors of Watts Wind Energy Inc. and Katalyst Wind Inc. and is the Atlantic Canada chapter chair of the Ernest C. Manning Innovation Awards.

The following chart sets forth the companies and partnerships (other than the Company and its subsidiaries) of which a director or of the Company is, or has in the past five years been, a director or partner:

Directorships/Partnerships
Director	Past Directorships and Partnerships	Current Directorships and Partnerships

Elizabeth Beale	—	—

David C. Colville	—	—

Sir Judson Graham Day	Scotia Investments Limited Minas Basin Holdings Ltd. The CSL Group Inc.	—

Michael Patrick Donovan	Media Fund (Atlantic) Ltd.	3124518 Nova Scotia Limited Simply Cast

Michael Hirsh	Cookie Jar Entertainment Inc.	Cineflix TEAM Cinecoup Floating Island Ezrin-Hirsh

D. Geoffrey Machum	—	Halifax Port Authority

Robert G. C. Sobey	—	Sobeys Inc. Empire Co. Limited Seafort Capital Norvista Capital Stanfield’s Limited

Catherine Tait	CHUM	—

Donald Arthur Wright

Attwell Capital Inc.

Black Bull Resources Inc.

Equity Financial Holdings Inc.

Fralex Therapeutics Inc.

GMP Capital Trust

Saxon Energy Services Inc.

VIA Rail Canada Inc.

Tuscany International Drilling Inc.

New Era Minerals

Condor Petroleum Inc. GMP Capital Inc. Jaguar Resources Inc. Richards Packaging Income Fund Mettrum Ltd.

Dana Landry	—	—

Committees of the Board of Directors

The Board has established an audit committee, a human resources and compensation committee, a corporate governance and nominations committee and a production financing committee. Each of the committees, with the exception of the Production Financing Committee, has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright and currently additionally composed of Elizabeth Beale, David Colville and Sir Graham Day, each of whom is an unrelated independent director. A copy of the audit committee charter is available on the DHX Media website at www.dhxmedia.com. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the U.S. Exchange Act and the applicable NASDAQ rules.

Human Resources and Compensation Committee

The human resources and compensation committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The human resources and compensation committee reviews and makes recommendations to the Board regarding the compensation and other benefits to be paid to the Chief Executive Officer. In addition, the human resources and compensation committee reviews and makes recommendations to the Board regarding the Chief Executive Officer’s recommendations regarding the compensation and other benefits to be paid to the other executive officers of the Company. The human resources and compensation committee also oversees and administers the Company’s executive compensation and benefits plans. The human resources and compensation committee is responsible for reviewing and recommending to the Board the terms of compensation of directors. The human resources and compensation committee is chaired by Robert Sobey and currently additionally composed of David Colville, Sir Graham Day and Donald Wright. Each of the members of the human resources and compensation committee is “independent” within the meaning of the applicable NASDAQ rules.

Corporate Governance and Nominations Committee

The corporate governance and nominations committee assists the Board in identifying candidates for the Board and in developing effective corporate governance principles for the Company. The committee is responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The committee also evaluates the effectiveness of the Board as a whole, each committee of the Board and the contribution of individual directors. The corporate governance and nominating committee is chaired by Sir Graham Day and is currently additionally composed of Geoffrey Machum and Donald A. Wright. Each of the members of the corporate governance and nominations committee is “independent” within the meaning of the applicable NASDAQ rules.

Production Financing Committee

The production and financing committee consists of Michael Donovan and Sir Graham Day and has the authority to approve, execute and authorize all film and television production financing, which it may delegate from time to time.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Donald Wright was a director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014 Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s

Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

DIVIDEND POLICY

Holders of Shares of the Company are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the Board. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Equal dividends per share must be paid in respect of the Variable Voting Shares and the Common Voting Shares.

The dividend policy of the Company undergoes a periodic review by the Board and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time. On February 13, 2013 the Board approved a dividend policy for the payment of a regular quarterly dividend. It is anticipated that dividends will be paid in October, December, March and June of each fiscal year. The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which must be filed within 90 days from year end. Quarterly financials must be filed within 45 days from each quarter end.

Pursuant to subsection 89(14) of the Income Tax Act (Canada) (the “Tax Act”) each dividend paid by DHX Media on or after June 14, 2013 qualifies as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the Tax Act.

DHX Media’s history on dividend payments is as follows. All amounts represent pre-tax dividend amounts in Canadian dollars. Dividends paid prior to October 15, 2014 were paid in respect of the Company’s common shares:

Dividend Payment History
Record Date	Payment Date	Amount
May 29, 2015	June 19, 2015	$0.014
February 27, 2015	March 20, 2015	$0.014
December 5, 2014	December 29, 2014	$0.013
October 3, 2014	October 15, 2014	$0.013
May 30, 2014	June 20, 2014	$0.012
February 28, 2014	March 21, 2014	$0.012
December 6, 2013	December 27, 2013	$0.011
October 2, 2013	October 16, 2013	$0.011
May 31, 2013	June 14, 2013	$0.0075
February 25, 2013	March 15, 2013	$0.0075

CONSOLIDATED CAPITALIZATION

Upon completion of the Offering, there will be 133,153,434 Shares outstanding, consisting of a combination of Variable Voting Shares and Common Voting Shares, and 134,458,434 Shares if the Over-Allotment Option is exercised in full.

The Company’s Credit Facilities include a revolving credit facility (the “Senior Secured Revolving Facility”) with syndicate of lenders, with a maximum amount of credit available of $30 million. As of March 31, 2015, no amount was drawn on the facility. The Revolving Facility matures July 31, 2019.

The Company has a number of Production Credit Facilities which are secured by, among other things, a combination of restricted cash balances, federal and provincial film tax credit receivables and licensing contract receivables. As of March 31, 2015, the Company had outstanding Production Credit Facilities of $56 million.

The Company’s Credit Facilities include a term credit facility (the “Senior Secured Term Facility”) with a syndicate of lenders, maturing July 19, 2019, with a principal balance outstanding of $116 million as of March 31, 2015.

On December 2, 2014, the Company issued $175 million of senior unsecured notes (the “Senior Unsecured Notes”) which bear interest at 5.875% and mature on December 2, 2021. As of March 31, 2015, the principal balance of the Senior Unsecured Notes was $175 million.

The Company also has a number of finance lease obligations, maturing at various dates through February 2019. As of March 31, 2015, the principal balance of the finance leases was $3 million.

As of March 31, 2015, the Company had an aggregate of 11,099,064 Common Voting Shares and Variable Voting Shares reserved for issuance through the Company’s stock option plan, being 9% of the aggregate number of issued and outstanding Common Voting Shares and Variable Voting Shares. As of March 31, 2015, the Company had 7,078,750 options issued and outstanding.

The following table sets forth the consolidated capitalization of the Company as at March 31, 2015, and the pro forma consolidated share and long term debt of the Company after giving effect to the Offering. There has not been any material change in the consolidated capitalization of the Company, since March 31, 2015.

(expressed in 000’s except Share data)	As at March 31, 2015 before giving effect to this Offering	As at March 31, 2015 after giving effect to this Offering	As at March 31, 2015 after giving effect to this Offering (assuming the full exercise of the Over- Allotment Option)
Share Capital	$235,044	$•	$•
	(123,322,935 Shares)	(• Shares)	(• Shares)

Long Term Debt and obligations under finance leases	$284,859	$•	$•

Notes:

(1)	Based on the issuance of • Shares pursuant to the Offering for aggregate gross proceeds to the Company of $• less the Underwriters’ Commission of $• and estimated fees of the Offering of $•.
(2)	If the Over-Allotment Option is exercised in full, in aggregate of • Shares will be issued pursuant to the Offering and the aggregate gross proceeds from the Offering, Underwriters’ Commission and net proceeds (not including the estimated expenses of the Offering) to the Company will be $•, $• and $•, respectively.
(3)	Long term debt and obligations under finance leases does not include Production Credit Facilities.
(4)	Certain of the numbers related to the Offering included in the table above have been converted to Canadian dollars based on the closing exchange rate on July •, 2015 for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, of US$• = CDN$•.

USE OF PROCEEDS

The Company estimates that the net proceeds from the Offering will be approximately US$• million, after deducting Underwriters’ Commission of US$• million and the Company’s expenses of the Offering, which are estimated to be US$700,000. Under the terms of the Company’s Credit Facilities the Company is required to repay borrowings under the Credit Facilities in an amount equal to 50% of the net proceeds of the Offering. The Company may seek a waiver under its Credit Facilities to reduce or eliminate this obligation in respect of the Offering, however there can be no assurance that any such waiver will be obtained. The balance of such net proceeds are intended to be used for general corporate purposes, including (i) potential acquisitions of brands against which the Company can leverage the integrated media platform of production, broadcast, distribution and licensing capabilities it has assembled; (ii) acquisition and organic opportunities to grow its assets and capabilities that will enable the Company to further monetize its properties; and (iii) organic growth opportunities to broaden the geographic scope of the Company’s operations. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

The actual amount that the Company spends in connection with each of the intended uses of proceeds will depend on a number of factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

UNDERWRITING

Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below, for whom Piper Jaffray & Co. and Canaccord Genuity Inc. are acting as representatives, have agreed to purchase on July •, 2015, and the Company has agreed to sell to the Underwriters, the number of Shares indicated below:

Underwriter Number of Shares
Piper Jaffray & Co.	•
Canaccord Genuity Inc.	•
RBC Dominion Securities Inc.	•
Total	8,700,000

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Shares included in this Offering may be terminated upon the occurrence of certain stated events. The Underwriters are obligated to purchase all the Shares if they purchase any of the Shares. The Underwriters may receive, subject to rejection or allotment in whole or in part, subscriptions and have the right to close the subscription books at any time without notice.

The public offering price for the Shares is payable in U.S. dollars. The Company has been advised by the representatives of the Underwriters that the Underwriters propose to initially offer the Shares to the public in the United States and Canada at the public offering price set forth on the front cover of this Prospectus Supplement. In connection with the sale of Shares offered hereby, the Underwriters may be deemed to have received compensation in the form of an underwriting discount. After the initial Offering of the Shares, the Underwriters may change the public offering price and concessions. The public offering price may be reduced after the Underwriters have made a reasonable effort to sell all of the Shares at the initial offering price disclosed in this Prospectus Supplement. If so, the compensation realized by the Underwriters will be correspondingly decreased.

The Company has granted to the Underwriters the Over-allotment Option, exercisable for 30 days from the date of the closing of this Offering to purchase up to 1,305,000 additional Shares at the public offering price less the underwriting discount. The Underwriters may exercise the Over-allotment Option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent the Over-allotment Option is exercised, each Underwriter must purchase a number of additional Shares approximately proportionate to that Underwriter’s initial purchase commitment. Under applicable Canadian securities laws, this Prospectus Supplement and the accompanying Prospectus also qualify the grant of the Over-allotment Option and the distribution of the additional Shares issuable on exercise of the Over-allotment Option.

The Company, its executive officers and directors have agreed that, for a period of 90 days, subject to adjustment, from the date of the Underwriting Agreement (the “Restricted Period”), it and they will not, without the prior written consent of the Underwriters, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any securities of the Company other than, among other exceptions, (i) certain transfers, including as a bona fide gift or gifts, by will or intestate succession, subject to certain conditions, (ii) the acquisition or exercise of any options issued pursuant to the Company’s equity incentive plans, (iii) sales under any automated trading plans and (iv) the sale of up to 750,000 Shares held by certain directors and officers beginning on the 31st day of such 90-day period.

This Offering is being made in Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in the United States and Canada. The Shares will be offered in the United States and Canada by the Underwriters either directly or through their U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Shares outside of Canada and the United States.

The Variable Voting Shares and Common Voting Shares of the Company are listed and posted for trading on the TSX under the symbols “DHX.A” and “DHX.B”, respectively. The Variable Voting Shares of the Company are also listed and posted for trading on NASDAQ under the symbol “DHXM”. The Company has applied to list the Shares qualified for distribution by this Prospectus Supplement and the accompanying Prospectus on the TSX and NASDAQ. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ.

In connection with the Offering, the Underwriters may purchase and sell Shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Shares in excess of the number of Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. “Covered” short sales are sales of Shares made in an amount up to the number of Shares represented by the Over-allotment Option. In determining the source of Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which they may purchase Shares through the Over-allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Shares in the open market after the distribution has been completed or the exercise of the Over-allotment Option. The Underwriters may also make “naked” short sales of Shares in excess of the Over-allotment Option. The Underwriters must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, it may discontinue them at any time.

The Company estimates that DHX Media’s total expenses for this Offering will be approximately US$700,000. Pursuant to the terms of the Underwriting Agreement, the Company has also agreed to reimburse the Underwriters for expenses relating to the Offering up to US$100,000.

Certain of the Underwriters have performed investment banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of its business.

As described under “Use of Proceeds,” above, a portion of the net proceeds from this Offering will be used to repay borrowings under the Company’s Credit Facilities. Because an affiliate of RBC is a lender under our Credit Facilities and will receive 5% or more of the net proceeds of this Offering, RBC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. As a result, this Offering will be conducted in accordance with FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of FINRA Rule 5121.

The Company has agreed to indemnify the Underwriters for certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN UNDERWRITERS

An affiliate of RBC is a lender to the Company under the Credit Facilities. 50% of the net proceeds of the Offering are required to be used to repay borrowing under the Credit Facilities. Consequently, the Company may be considered a “connected issuer” of RBC under applicable securities laws.

As at July •, 2015, the Company is in compliance in all material respects with the terms and conditions of the Credit Facilities and there has been no breach under the Credit Facilities that has not been waived, except as may be described in the documents incorporated by reference herein. A detailed description of the Credit Facilities, including the nature of the security granted in favor of the lenders thereunder, can be found in the Company’s annual information form for the year ended June 30, 2014, which is incorporated by reference herein. The financial position of the Company has not adversely changed since the indebtedness under the Credit Facilities was incurred. See “Consolidated Capitalization”.

RBC’s decision to purchase the Shares was made independently of the affiliated party. The price of the Shares and the other terms and conditions of the Offering were established through negotiations between the Company and the Underwriters, without involvement of the affiliated party. In addition, RBC will not receive any benefit from the Offering other than its respective portions of the Underwriters’ Commission payable by the Company.

Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees.

DESCRIPTION OF THE SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of PVV Shares, an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares and an unlimited number of Non-Voting Shares. As of the date of this Prospectus Supplement, there are a total of 100,000,000 PVV Shares, 83,882,439 Common Voting Shares, 40,579,995 Variable Voting Shares, no Non-Voting Shares, no warrants and 6,428,750 stock options outstanding under the Company’s stock option plan.

Pursuant to the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in the Direction from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licensed under the Broadcasting Act. This restriction applies to the Company because it has a wholly owned subsidiary operating the Family Channel Business. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licensee that is a corporation, such as our licensed subsidiary operating company, must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level, but the Direction does not allow the licensee to be controlled by non-Canadians as a question of fact, and the level of ownership of non-voting shares and of total equity is relevant to the analysis of control.

For the purposes of these regulations, “Canadian” means, among other things: (i) a Canadian citizen who is ordinarily resident in Canada; (ii) a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship; (iii) a corporation with not less than 66 2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or (iv) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

As described below, Variable Voting Shares may only be owned or controlled by non-Canadians, and the Common Voting Shares may only be owned and controlled by Canadians. DHX Media monitors the level of non-Canadian ownership of DHX Media’s Common Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), and (ii) beneficial shareholders from CDS and DTC.

Constraints Imposed on Ownership of Shares of DHX Media to Ensure Canadian Control

In order to ensure that DHX Media and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, and to increase the ability of the Company to access capital from foreign jurisdictions, DHX Media has amended its Articles of Continuance effective as of April 2006 (as amended, the “Articles of Continuance”) pursuant to Articles of Amendment, which were approved at a special meeting of shareholders on September 30, 2014 (the “Articles of Amendment”). Pursuant to the Articles of Amendment, which became effective as of October 6, 2014, DHX Media is authorized to issue, amongst other classes of equity securities, an unlimited number of Variable Voting Shares, Common Voting Shares and Preferred Variable Voting Shares (“PVV Shares”).

See the management information circular and proxy statement dated as at September 3, 2014, prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014 incorporated herein by reference and “Description of the Common Voting Shares” and “Description of the Variable Voting Shares”.

Each issued and outstanding Common Voting Share which is not owned or controlled by a Canadian for the purposes of the Broadcasting Act and related regulations converts, automatically and without any further act by the Company, into one Variable Voting Share. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares or PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality. Under the circumstances described in clause (i) above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) above, the Variable Voting Shares as a class cannot, for a given meeting of the shareholders of DHX Media, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting of shareholders. See “Description of the Common Voting Shares” and “Description of the Variable Voting Shares”.

The terms ascribed to the Variable Voting Shares by the Articles of Amendment of the Company are intended to ensure that the number of votes owned and controlled by non-Canadians is at all times within the limit permitted under the Direction, the Broadcasting Act and the regulations made thereunder. However, there can be no assurance that such terms will be accepted by the CRTC or other regulatory authorities as being effective for this purpose.

DESCRIPTION OF THE COMMON VOTING SHARES

Voting

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the shareholders of the Company, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company’s shareholders.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company’s shares ranking prior to the Common Voting Shares, the holders of Common Voting Shares are entitled to receive any dividends that are declared by the Company’s directors at the times and for the amounts that the Board may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of all three such classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company’s remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian within the meaning of such term under the Direction, a copy of which is attached as Exhibit A to this Prospectus Supplement.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

Common Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company’s Articles of Amendment.

Constraints on Share Ownership

The Common Voting Shares may only be owned and controlled by Canadians within the meaning of such term under the Direction.

DESCRIPTION OF THE VARIABLE VOTING SHARES

Voting

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the shareholders of the Company, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares carry one vote per share held, except where (i) the number votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders’ meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company’s shares ranking prior to the Variable Voting Shares, the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company’s directors at the times and for the amounts that the Board may, from time to time, determine. The Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Variable Voting Shares, Common Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Variable Voting Shares, the Common Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of all three such classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Variable Voting Shares, the Common Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Variable Voting Shares, Common Voting Shares and Non-Voting Shares shall be entitled to receive the

Company’s remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

Variable Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company’s Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians.

TRADING PRICE AND VOLUME

The Common Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.B”. The following table sets forth information relating to the trading of the Common Voting Shares on the TSX for the months indicated.

Date(1)	High ($)	Low ($)	Trading Volume
June, 2014	6.75	5.40	11,144,105
July, 2014	7.29	6.63	26,258,301
August, 2014	7.75	6.83	11,879,796
September, 2014	8.86	7.58	16,643,201
October, 2014	10.58	7.45	8,901,785
November, 2014	10.14	8.84	9,814,832
December, 2014	10.25	8.84	12,840,731
January, 2015	9.81	8.46	5,493,812
February, 2015	9.81	8.52	3,839,956
March, 2015	9.40	8.37	5,730,279
April, 2015	9.08	7.01	16,171,073
May, 2015	9.88	8.15	6,898,971
June, 2015	9.99	9.22	3,841,861
July, 2015 (2-3)	9.61	9.27	555,878

[1]

The figures for the above table for dates prior to October 9, 2014 are based on the trading information for common shares of the Company, which traded on the TSX under the symbol “DHX”. See “Description of the Share Capital”.

The Variable Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.A”. The following table sets forth information relating to the trading of the Variable Voting Shares on the TSX for the months indicated.

Date(2)	High ($)	Low ($)	Trading Volume
October, 2014	10.50	7.17	483,690
November, 2014	10.15	8.42	549,259
December, 2014	10.35	8.85	324,665
January, 2015	9.83	8.51	247,092
February, 2015	9.86	8.54	315,941
March, 2015	9.38	8.40	565,515
April, 2015	9.06	7.24	1,677,856
May, 2015	9.89	8.15	661,362
June, 2015	9.86	9.21	139,006
July, 2015 (2-3)	9.51	9.51	500

[2]

The Variable Voting Shares were created pursuant to an amendment to the Company’s articles, effective October 9, 2014. See “Canadian Communications Industry Regulatory Environment” and “Description of the Share Capital”.

The Variable Voting Shares are listed and posted for trading on NASDAQ under the symbol “DHXM”. The following table sets forth information relating to the trading of the Variable Voting Shares on NASDAQ for the months indicated.

Date	High (US$)	Low (US$)	Trading Volume
June, 2015 (23-30)	8.20	6.84	38,512
July, 2015 (1-2)	7.60	7.60	500

On July 3, 2015, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was CDN$9.49 and CDN$9.51, respectively, and on July 2, 2015, the last day of trading before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.60.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement and the accompanying Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Shares who reside in the United States to effect service in within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stewart McKelvey, that, subject to certain limitations, a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws may be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stewart McKelvey, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing its registration statement on Form F-10, the Company filed a Form F-X, pursuant to which the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the Shares under this Prospectus Supplement and the accompanying Prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations

The following discussion describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada), R.S.C. (1985) c. 1 (5th Supp) (the “Tax Act”) generally applicable to a person who acquires as beneficial owner Shares pursuant to this Offering and who, at all relevant times, holds the Shares as capital property, deals at arm’s length with the Company, is not affiliated with the Company, and has not entered into, with respect to such persons Shares, a “derivative forward agreement”, all within the meaning of the Tax Act (a “Holder”). The shares of the Company’s share capital will generally constitute capital property to a Holder, provided that the Holder does not hold such shares in the course of carrying on a business or has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations adopted pursuant thereto (the “Regulations”) and on the Company’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (the “Tax Practices”) publicly released as of the date hereof. This summary also takes into account specific proposals to amend the Tax Act and the

Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all.

This summary, with the exception of the Tax Proposals, does not take into account or anticipate any changes in the law or Tax Practices, whether by legislative, regulatory, administrative or judicial means. This summary does not take into account Canadian provincial, territorial or foreign tax considerations, which may differ significantly from those set out herein. There can be no assurance that the Canada Revenue Agency will not change its administrative policies and assessing practices.

This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax or legal advice to any particular Holder. Changes in the law or Tax Practices or future court decisions may affect your tax treatment. Accordingly, Holders should consult their own tax advisors with respect to their own particular circumstances, including the application and considerations of income tax legislation and other tax legislation of a country, province, territory, state or local tax authority.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition of the Shares must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

The following portion of this summary applies to Holders who, at all relevant times, are resident or deemed to be resident in Canada for the purposes of the Tax Act (a “Canadian Holder”). Certain Canadian Holders whose Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to have such Shares and every other “Canadian Security” (as defined in the Tax Act) owned by such Canadian Holder treated as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act. Canadian Holders who do not hold their shares as capital property should consult their own tax advisors. This summary is not applicable to a purchaser (i) that is a “financial institution” for purposes of the mark-to-market rules in the Tax Act, (ii) that is a ‘‘specified financial institution’’, (iii) an interest in which is a “tax shelter investment” or (iv) that has elected to determine its Canadian tax results in accordance with the “functional currency” rules, as each of those terms is defined in the Tax Act. Such purchasers should consult their own tax advisors.

Taxation of Dividends on Shares

A Canadian Holder will be required to include in the calculation of income for a given taxation year any dividends received or deemed to be received on the Shares. In the case of Canadian Holders who are individuals (with the exception of certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Company as an eligible dividend in accordance with the provisions of the Tax Act. In the case of Canadian Holders that are corporations, an amount equal to the dividend received shall be included in the calculation of their income, and will usually be deductible in the calculation of their taxable income.

Taxable dividends on the Shares received by a Canadian Holder who is an individual (including certain trusts) may result in such Canadian Holder being liable for alternative minimum tax under the Tax Act. Canadian Holders to whom these rules may be relevant should consult their own tax advisors in this regard.

Canadian Holders that are “private corporations” or “subject corporations” within the meaning of the Tax Act, will generally be liable to pay a refundable tax at the rate of 33 1/3 % under Part IV of the Tax Act on dividends received or deemed to be received on the Shares, to the extent that such dividends are deductible in the calculation of their taxable income.

Disposition of Shares – Taxation of Capital Gains and Capital Losses

In general, upon the disposition or deemed disposition of a Share other than to the Company, a Canadian Holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Share for the Canadian Holder.

The adjusted cost base to the Canadian Holder of a Share acquired pursuant to this offering will be determined by averaging the cost of such Share with the adjusted cost base of all other such Shares owned by the Holder as capital property at that time, if any.

In general, a Canadian Holder is required to include one-half of the amount of any capital gain (a “Taxable Capital Gain”) realized, in the calculation of the Canadian Holder’s income in a taxation year, and must deduct one-half of the amount of any capital loss (an “Allowable Capital Loss”) realized in a taxation year against Taxable Capital Gains of that year, subject to and in accordance with the rules provided in the Tax Act. In accordance with the detailed rules of the Tax Act, the amount by which the Allowable Capital Losses exceed the Taxable Capital Gains of a given year may generally be carried back and deducted from the net Taxable Capital Gains realized over the three preceding taxation years, or carried forward and deducted in any subsequent taxation year against net Taxable Capital Gains realized in such year, to the extent and under the circumstances described in the Tax Act. A Taxable Capital Gain realized by a Canadian Holder who is an individual or a trust (with the exception of certain defined trusts) may also give rise to alternative minimum tax. Canadian Holders should consult their own tax advisors as regards the provisions of the Tax Act relating to alternative minimum tax.

The amount of any capital loss realized on the disposition of a Share by a Canadian Holder that is a corporation may be reduced by the amount of any dividends previously received or deemed to have been received by that Canadian Holder on such Share, or a share for which the Share is substituted or exchanged including on an automatic conversion from a Common Voting Share or a Variable Voting Share, to the extent and in the circumstances prescribed by the Tax Act. Similar rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Voting Shares or Common Shares, directly or indirectly, through a partnership or trust.

Additional Refundable Tax

A Canadian Holder that is throughout the taxation year a “Canadian-controlled private corporation” within the meaning of the Tax Act is liable for tax, a portion of which may be refundable, on certain investment income, including Taxable Capital Gains realized and dividends received or deemed to be received in respect of the Shares (but not dividends or deemed dividends that are deductible in computing taxable income).

Automatic Conversion of Shares

The automatic conversion of one Common Voting Share into one Variable Voting Share, or of one Variable Voting Share into one Common Voting Share, provided for in the Articles, will be deemed not to constitute either a disposition of the Share or an acquisition of a Share for the purposes of the Tax Act. The adjusted cost base of a Variable Voting Share or a Common Voting Share to the Canadian Holder upon conversion of a Common Voting Share or Variable Voting Share, respectively, will be deemed to be equal to the total adjusted cost base to the Canadian Holder of the converted Share immediately prior to the conversion.

Non-Resident Holders

The following portion of this summary generally applies to a holder who, at all relevant times for the purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (a “Non-Resident Holder”). Furthermore, this section does not apply to a Non-Resident Holder who uses or holds Shares in the course of carrying on a business in Canada, or to an insurer that carries on an insurance business in Canada and abroad.

Taxation of Dividends on Shares

Dividends paid or deemed to be paid by the Company to a Non-Resident Holder on the Shares will be subject to Canadian withholding tax of 25%. This withholding tax may, however, be reduced under an applicable income tax treaty or convention.

Disposition of Shares – Taxation of Capital Gains and Capital Losses

A Non-Resident Holder will not be subject to tax under the Tax Act on any Taxable Capital Gain (and will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada to offset any Taxable Capital Gain) realized on a disposition of Shares unless the Shares constitute “taxable Canadian property” within the meaning of the Tax Act at the time of their disposition, and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax treaty or convention. Provided they are listed on a designated stock exchange (which includes the TSX and NASDAQ) at the time of the disposition, the Variable Voting Shares will not generally constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition, one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class of the Company’s share capital.

In the event that a Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, any Taxable Capital Gain (or any Allowable Capital Loss) realized by the Non-Resident Holder upon the disposition of the Share may be exempt from tax under the Tax Act (or may be used to offset Taxable Capital Gain in calculating taxable income earned in Canada) pursuant to an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

In the event that a Share constitutes “taxable Canadian property” for a Non-Resident Holder within the meaning of the Tax Act, and that any Taxable Capital Gain (or Allowable Capital Loss) realized by a Non-Resident Holder upon the disposition of such share is not exempt from tax under the Tax Act (or may be used to offset any Taxable Capital Gain in computing taxable income earned in Canada) pursuant to an applicable income tax treaty or convention, then the tax consequences described above in the first two paragraphs under the heading “Holders Resident in Canada – Disposition of Shares – Taxation of Capital Gains and Capital Losses” will generally apply.

Provided that the Shares are listed on a designated stock exchange, a Non-Resident Holder will not be subject to the requirements of section 116 of the Tax Act to obtain a clearance certificate in respect of a disposition or deemed disposition of Shares. Consequently, no amount will be required to be withheld and remitted by a purchaser from the proceeds of the Shares in compliance with the provisions of the Tax Act.

Automatic Conversion of Shares

The same tax treatment applies as that described earlier under the heading “Holders Resident in Canada — Automatic Conversion of Shares” on the automatic conversion of one Variable Voting Share into one Common Voting Share, or of one Common Voting Share into one Variable Voting Share, as provided for in the Articles.

Material United States Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material United States federal income tax consequences of the ownership of our Shares acquired pursuant to the Offering. The discussion set forth below is applicable only to U.S. Holders (as defined below) that hold their Shares as capital assets.

The term “U.S. Holder” means a holder of a Share of the Company that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to a U.S. Holder that is subject to special treatment under the United States federal income tax laws, including:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our company’s voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds Shares of the Company, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Shares of the Company should consult its tax advisors.

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences to them in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on Shares of the Company (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (“E&P”), as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by a U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to the discussion under “—Passive Foreign Investment Company” below, U.S. Holders, may be subject to a reduced rate of tax on dividends received from a qualified foreign corporation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Convention Between the United States of America and Canada with respect to Taxes on Income and on Capital, as amended (the “Treaty”) meets these requirements, and, thus, dividends paid by the Company would satisfy the eligibility criteria for qualified dividend treatment; provided that at the time of payment of such dividends; provided the U.S. Holder has held the Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets certain other holding period requirements.

U.S. Holders that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a Passive Foreign Investment Company in the taxable year in which such dividends are paid or in the preceding taxable year.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received (plus any Canadian taxes withheld) calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, upon a later conversion into U.S. dollars a U.S. Holder may have foreign currency gain or loss.

Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on Shares of the Company will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder has held Shares for less than a specified minimum period during which it is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. Holder will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Shares of the Company.

The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares, and to the extent the amount of the distribution exceeds a U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Since the Company does not expect to maintain a calculation of its earnings and profits calculated in accordance with U.S. tax principles, U.S. Holders will be required to report all distributions received from the Company as taxable dividends.

Passive Foreign Investment Company

If the Company is a Passive Foreign Investment Company (“PFIC”) in any taxable year during which a U.S. Holder owns Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. A portion of the Company’s income is royalty income, the level of which fluctuates from period to period. Such income could be treated as passive for PFIC purposes. However, based on current operations and projections including the level of activity performed by the Company with respect to its operations, the Company expects that such royalties will be treated as active for PFIC purposes. Based in part on current operations and financial projections, the Company does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Company is a PFIC is made on an annual basis and is based on the types of income the Company earns and the types and value of the Company’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Company will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year. If the Company were a PFIC in any year during which a U.S. Holder owns Shares, such U.S. Holder generally would be subject to additional taxes (including additional taxes attributable to the treatment of certain gains as ordinary income rather than capital gains) on any “excess distributions” (generally distributions during a taxable year exceeding 125% of the average amount received during the three preceding taxable years or, if shorter, the taxpayer’s holding period) and on any gain realized from the sale or other disposition of Shares (regardless of whether the Company continued to be a PFIC). In addition, distributions on the Shares would not be eligible for the preferential tax rate applicable to long-term capital gain of non-corporate taxpayers. A U.S. Holder may be eligible to make a mark to market election that would cause the tax consequences to an electing U.S. Holder to differ from those described above. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.

Sale or Exchange of Shares

Subject to the discussion under “—Conversion of Shares” below, a U.S. Holder will recognize a taxable gain or loss on any sale or exchange of a Share of the Company in an amount equal to the difference between the amount realized for the Share and the U.S. Holder’s tax basis in the Share. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of a common share of the Company unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Conversion of Shares

A U.S. Holder whose Common Voting Shares are converted into Variable Voting Shares or whose Variable Voting Shares are converted into Common Voting Shares will not realize gain or loss as a result of the conversion. The U.S. Holder’s adjusted income tax basis and holing period in the converted Shares will carry over to the Shares received in the conversion.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on Shares and net gains from the disposition of Shares of the Company. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of Shares of the Company.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of Shares of the Company and the proceeds from the sale, exchange or redemption of Shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to ownership of Shares of the Company, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Shares of the Company. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of Shares of the Company.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Offering and to the Shares to be distributed pursuant to this Prospectus Supplement and the accompanying Prospectus will be passed upon on DHX Media’s behalf by Stewart McKelvey, the Company’s Canadian counsel, and Troutman Sanders LLP, the Company’s U.S. counsel, and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP, with respect to Canadian legal matters, and by Paul Hastings LLP, with respect to U.S. legal matters. As of the date of this Prospectus Supplement, the partners and associates of each of Stewart McKelvey and Osler, Hoskin & Harcourt LLP beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was the auditor of Epitome Group (comprised of Epitome Pictures Inc., Epitome Studios Inc., Epitome Screen Productions Inc., Epitome Distribution Inc. and PWT Distribution Inc., and a loan receivable from Epitome Group Holdings Inc.). As of June 17, 2014, and during the period covered by the financial statements on which it reported, PricewaterhouseCoopers LLP has confirmed that it was independent of Epitome Group, in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Ernst & Young LLP were the auditors of Family Channel. As of December 30, 2013, and during the period covered by the financial statements which it reported, Ernst & Young LLP has confirmed that it is independent of the Family Channel, in accordance with the code of ethics of the Ordre des comptables professionnels agréés du Québec.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stewart McKelvey, Canadian counsel to the Company: the Shares would, if issued on the date hereof and if listed at that time on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ), be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts (“TFSAs” and collectively, the “Registered Plans”).

Notwithstanding the foregoing, the holder of a TFSA, or the annuitant of an RRSP or RRIF, as the case may be, will be subject to a penalty tax on a Share held in the TFSA, RRSP or RRIF, as the case may be, if such Share is a “prohibited investment” for the TFSA, RRSP or RRIF. A Share will generally not be a prohibited investment unless either: (i) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, does not deal at arm’s length with the Company (within the meaning of the Tax Act), or (ii) the holder of the TFSA, or the annuitant of an RRSP or RRIF, as the case may be, has a “significant interest” (within the meaning of the Tax Act) in the Company. Prospective purchasers should consult their own tax advisers as to whether a Share will be a “prohibited investment” in their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase Shares. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the Shares distributed if offered on a non-fixed price basis. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to Shares purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE UNDERWRITERS

Dated: July •, 2015

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference in the prospectus, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by securities legislation of each of the provinces of Canada.

Canaccord Genuity Corp.		RBC Dominion Securities Inc.

Per:		Per:
	Title		Title

C-1

EXHIBIT A - DIRECTION

Direction to the CRTC (Ineligibility of Non-Canadians), SOR-97-192, made pursuant to the Broadcasting Act.

Whereas, pursuant to subsection 26(4) of the Broadcasting Act, the Minister of Canadian Heritage has consulted with the Canadian Radio-television and Telecommunications Commission with regard to the annexed Direction to the CRTC (Ineligibility of Non-Canadians);

Therefore, His Excellency the Governor General in Council, on the recommendation of the Minister of Canadian Heritage, pursuant to subsection 26(1) of the Broadcasting Act, hereby issues the annexed Direction to the CRTC (Ineligibility of Non-Canadians).

INTERPRETATION

1. The definitions in this section apply in this Direction.

“acquiring corporation” means a corporation referred to in paragraph 17(2)(a) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667. (acquéreur)

“affiliate corporation” means, in relation to a qualified successor,

(a) a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act or any of its subsidiary corporations;

(b) an acquiring corporation or any of its subsidiary corporations; or

(c) a corporation that controls the corporations referred to in paragraphs (a) and (b), or any of its subsidiary corporations. (société affiliée)

“Canadian” means

(a) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licences);

(d) a corporation without share capital where a majority of its directors are appointed or designated, either by their personal names or by their names of office, by one or more of the following, namely,

(i) a federal or provincial statute or any regulation made thereunder,

(ii) the Governor in Council or the lieutenant governor in council of a province, and

(iii) a minister of the Crown in right of Canada or a province;

(e) a qualified corporation;

(f) a qualified mutual insurance company;

(g) a qualified pension fund society;

(h) a qualified cooperative; or

(i) a qualified successor

(i) for the purpose of holding a broadcasting distribution undertaking licence, or

(ii) for the purpose of beneficially owning, directly or indirectly, 50 per cent or less of all the issued and outstanding voting shares, and 50 per cent or less of the votes, of a qualified corporation that holds a broadcasting licence for a distribution undertaking only. (Canadien)

“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of a corporation or otherwise. (contrôle)

“director” means a person who is a member of the board of directors of a corporation or, where the corporation has no directors, a person performing functions that are similar to the functions performed by directors. (administrateur)

“independent member” means a person who is not an officer or employee of, or a contractor who provides goods or services to, a qualified successor or any of its affiliate corporations, who is not a director of any affiliate corporations of the qualified successor, and in respect of whom there are no considerations that could reasonably be anticipated to interfere with the person’s ability to act in the best interests of the qualified successor. (membre indépendant)

“non-Canadian” means a person or entity that is not a Canadian. (non-Canadien)

“qualified cooperative” means a cooperative, not less than 80 per cent of the members of which are Canadians, that is established under an Act of Parliament or under any provincial legislation that relates to the establishment of cooperatives. (coopérative qualifiée)

“qualified corporation” means a corporation incorporated or continued under the laws of Canada or a province, where

(a) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 per cent of the directors are Canadians;

(b) in the case of a corporation having share capital, Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes; and

(c) in the case of a corporation that is a subsidiary corporation,

(i) the parent corporation is incorporated or continued under the laws of Canada or a province,

(ii) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes, and

(iii) the parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(A) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(B) the chief executive officer of the parent corporation or, where the parent corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer is a non-Canadian, or

(C) less than 80 per cent of the directors of the parent corporation are Canadian. (personne morale qualifiée)

“qualified mutual insurance company” means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 per cent of the board of directors and of each committee of the directors of which are Canadians. (société mutuelle d’assurance qualifiée)

“qualified pension fund society” means a pension fund society, not less than 80 per cent of the board of directors of which and of each committee of the directors of which are Canadians, and that is established under An Act to incorporate the Guarantee and Pension Fund Society of the Dominion Bank, S.C. 1887, c. 55, An Act to incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Societies Act, R.S., 1985, c. P-8, or under any provincial legislation that relates to the establishment of pension fund societies. (société de caisse de retraite qualifiée)

“qualified successor” means a corporation referred to in paragraph 17(2)(b) or (c) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667, incorporated or continued under the laws of Canada or a province and directly controlled by a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act, or by its acquiring corporation, where

(a) the control of the Canadian carrier and its acquiring corporation has remained unchanged since the date of the coming into force of this Direction;

(b) the chief executive officer of the corporation or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and all its directors are Canadians;

(c) all the voting shares of the corporation that are not beneficially owned and controlled by the Canadian carrier or its acquiring corporation are beneficially owned and controlled by Canadians;

(d) in the case of a corporation referred to in subparagraph (i)(ii) of the definition “Canadian”, all the voting shares of the qualified corporation that are not beneficially owned by the corporation are beneficially owned and controlled by Canadians;

(e) the corporation operates only in the operating territory of the Canadian carrier;

(f) the corporation does not beneficially own, directly or indirectly, voting shares of a corporation that holds a broadcasting distribution undertaking licence and that operates outside of the operating territory of the Canadian carrier;

(g) the directors of the corporation and its officers have complete and exclusive control over all programming decisions and

(i) at least 33 1/3 per cent of the directors are independent members, and

(ii) a quorum at any meeting of the directors or of any committee of the directors must include at least one independent member; and

(h) no parent corporation or affiliate corporation of the corporation exercises any control or influence over any programming decisions of the corporation. (ayant droit qualifié)

“subsidiary corporation” means a corporation that is controlled by another corporation. (filiale)

“voting share” means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes

(a) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and controlled by Canadians is made; and

(b) an option or a right to acquire such a share, or the security referred to in paragraph (a), that is exercisable at the time the calculation referred to in that paragraph is made. (action avec droit de vote)

DIRECTION

2. The Canadian Radio-television and Telecommunications Commission is hereby directed that no broadcasting licence may be issued, and no amendments or renewals thereof may be granted, to an applicant that is a non-Canadian.

3. Where the Canadian Radio-television and Telecommunications Commission determines that an applicant is controlled by a non-Canadian, whether on the basis of personal, financial, contractual or business relations or any other considerations relevant to determining control, other than the beneficial ownership and control of the voting shares of a qualified successor by a Canadian carrier or its acquiring corporation, the applicant is deemed to be a non-Canadian.

REPEAL

4. The Direction to the CRTC (Ineligibility of Non-Canadians) is repealed.

COMING INTO FORCE

5. This Direction comes into force on April 8, 1997.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference into this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without change from the Secretary of the issuer at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 2, 2015

US$200,000,000

Common Voting Shares

Variable Voting Shares

Debt Securities

Warrants

Subscription Receipts

DHX Media Ltd. (“DHX Media” or the “Company”) may offer and sell from time to time (i) common voting shares (the “Common Voting Shares”), (ii) variable voting shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Shares”), (iii) bonds, debentures, notes or other indebtedness of any kind, nature or description (“Debt Securities”), (iv) warrants to purchase Shares or Debt Securities (“Warrants”) and (v) subscription receipts (“Subscription Receipts” and, together with the Shares, Debt Securities and Warrants, the “Securities”) of the Company, or any combination thereof up to an aggregate initial offering price of US$200 million (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the “Prospectus”), remains effective.

The Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement (as defined below) including where applicable: (i) in the case of Shares, the number of Shares offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution) and any other specific terms; (ii) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency or currency unit for which the Debt Securities may be purchased, the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination or seniority of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; (iii) in the case of Warrants, the number of Warrants offered, the designation, number and terms of the Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are offered and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price (in the event the offering is a fixed price distribution), the manner of determining the issue price(s) (in the event the offering is a non-fixed price distribution), the terms and procedures for the exchange of the Subscription Receipts and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Common Voting Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DHX.B” and the Variable Voting Shares are listed and posted for trading on the TSX under the symbol “DHX.A”. The Variable Voting Shares are also listed and posted for trading on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “DHXM”. On June 30, 2015, the last trading day on the TSX before the date of this Prospectus, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was $9.34 and $9.33, respectively, and on June 30, 2015, the last day of trading on the NASDAQ before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.38.

Any offering of Debt Securities, Warrants or Subscription Receipts will be a new issue of securities with no established trading market, excluding any offering of the Company’s Senior Unsecured Notes (as defined below). Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Warrants or Subscription Receipts will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Warrants or Subscription Receipts may be sold and purchasers may not be able to resell Debt Securities, Warrants or Subscription Receipts purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Warrants or Subscription Receipts in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. The Prospectus Supplement

ii

relating to a particular issue of Securities will identify each underwriter, dealer or agent engaged by the Company, as the case may be, in connection with the offering and sale of that issue, and will set forth the terms of the offering of such issue, the method of distribution of such issue, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution, such as an intention to stabilize the market or otherwise maintain the market price of the Securities offered. See “Plan of Distribution”.

This offering is made by a “foreign issuer” under U.S. securities laws that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Except as otherwise specifically disclosed, financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to Canadian auditing standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. Prospective investors should consult their own advisers and read the tax discussion in any applicable Prospectus Supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Canada, a majority of its officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of the Company’s and such persons’ assets are located in Canada.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC OR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars. All references to “US$” are to United States dollars. Potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations. On June 30, 2015, the closing exchange rate for Canadian dollars in terms of United States dollars, as quoted by the Bank of Canada, was US$1.00 = $1.249. See “Currency and Exchange Rate Information”.

The Company’s registered office and principal place of business is 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260.

iii

GENERAL MATTERS

This Prospectus and the documents incorporated by reference herein contain company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are the property of their respective owners.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the filing, delivery and content of proxy statements, and its officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company may not be required to publish financial statements as promptly as a comparable U.S. company.

You may read any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of any such document from the SEC’s public reference room by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download any of the documents the Company has filed with or furnished to the SEC through its Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

We are filing with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 relating to the Securities being offered hereunder and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

Prospective purchasers should rely only on the information contained in or incorporated by reference into this Prospectus. The Company has not authorized any person to provide prospective purchasers with additional or different information. If anyone provides prospective purchasers with additional or different or inconsistent information, including information or statements in media articles about the Company, prospective purchasers should not rely on it. Prospective purchasers should assume that the information appearing in or incorporated by reference into this Prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the Securities. The Company’s business, financial condition, results of operations and prospects may have changed since that date.

THIRD PARTY INFORMATION

This Prospectus and the documents incorporated by reference herein include market share, industry data and other statistical information that the Company has obtained from independent industry publications and surveys, government publications, market research reports and other published independent sources, surveys that the Company commissioned and the Company’s internal surveys. Such publications and reports generally state that the information contained therein has been obtained from sources believed to be reliable. Although the Company believes these sources to be reliable, the Company has not independently verified any of the data or other statistical information contained therein, nor has it ascertained or validated the underlying economic or other assumptions relied upon therein. Some data are also based on the Company’s estimates, which are derived from the Company’s review of internal surveys, as well as independent sources. The Company cannot and does not provide any assurance as to the accuracy or completeness of such included information. Market forecasts, in particular, are likely to be inaccurate, especially over long periods of time. DHX Media has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by law.

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Exchange Act, and Section 27A of the U.S. Securities Act. These statements relate to future events or future performance and reflect DHX Media’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of DHX Media and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding DHX Media or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, subscriber recruitment efforts and listing of the Securities are or involve forward-looking statements.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this Prospectus and documents incorporated by reference herein are based on what DHX Media considers to be reasonable assumptions based on information currently available to DHX Media, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, prospective purchasers should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of DHX Media’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of DHX Media and the industry in which it operates that will continue to apply to DHX Media, which are discussed in the Company’s annual information forms, the Company’s management discussion and analysis and under the heading “Risk Factors” contained in this Prospectus.

These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents, and DHX Media does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Prospective purchasers are cautioned not to place undue reliance on forward-looking statements.

NON-IFRS MEASURES

This Prospectus and the documents incorporated by reference herein refer to certain financial measures that are not determined in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These financial measures do not have standardized meanings prescribed by IFRS and DHX Media’s method of calculating these measures may differ from the method used by other entities and, accordingly, they may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS as an indicator of performance. These non-IFRS financial measures are provided to enhance the user’s understanding of DHX Media’s historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they provide a more consistent basis for comparison between periods. Investors are cautioned not to consider these non-IFRS measures in isolation or place undue reliance on ratios or percentages calculated using these non-IFRS measures.

The financial statements contained in the Epitome BAR (as defined below) were prepared in accordance with Canadian accounting standards for private enterprises.

A reconciliation of certain non-IFRS measures used by the Company was filed on SEDAR on July 2, 2015.

CURRENCY AND EXCHANGE RATE INFORMATION

The following table sets forth (i) the rate of exchange for the U.S. dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the U.S. dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the U.S. dollar, expressed in Canadian dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	July 1, 2014 to June 30, 2015	Fiscal Year Ended of June 30th
		2014	2013
Rate at the end of period	1.2490 CDN$	1.0670 CDN$	1.0518 CDN$
Average rate during period	1.1737 CDN$	1.0703 CDN$	1.0047 CDN$
Highest rate during period	1.2803 CDN$	1.1245 CDN$	1.0518 CDN$
Lowest rate during period	1.0634 CDN$	1.0222 CDN$	0.9683 CDN$

On June 30, 2015, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = $1.249.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of documents incorporated herein by reference may be obtained on request without charge from the secretary of the Company at 1478 Queen Street, Halifax, Nova Scotia B3J 2H7, telephone number (902) 423-0260, and are also available electronically at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

The following documents of the Company, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company for the year ended June 30, 2014 (the “AIF”);

2.	the consolidated financial statements of the Company for the year ended June 30, 2014, together with the notes thereto and the auditor’s report thereon;

3.	the management’s discussion and analysis of the Company for the year ended June 30, 2014 (the “2014 MD&A”);

4.	the consolidated financial statements (unaudited) for the three and nine months ended March 31, 2015 and 2014 (the “2015 Third Quarter Financial Statements”);

5.	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2015 (the “2015 Third Quarter MD&A”);

6.	the management information circular (the “Special Meeting Circular”) and proxy statement dated as at September 3, 2014 prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014;

7.	the management information circular (the “Annual Meeting Circular”) and proxy statement dated as at November 19, 2014 prepared in connection with the Company’s annual meeting of shareholders held on December 15, 2014;

8.	the material change report of the Company dated as at August 8, 2014 prepared in connection with the Company’s closing of its acquisition of the Family Channel Business (as defined below) and changes to its senior management team;

9.	the material change report of the Company dated as at October 16, 2014 prepared in connection with the Company’s implementation of its previously announced dual share-class structure;

10.	the material change report of the Company dated as at November 24, 2014 prepared in connection with the Company closing of its acquisition of a library of film and television assets consisting of 151 television series, feature films and television specials, including all international distribution rights to DHX Media’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment, LLC and its subsidiary, Alliance Atlantis International Distribution, LLC;

11.	the material change report of the Company dated as at December 11, 2014 prepared in connection with the Company closing of its acquisition of Nerd Corps Entertainment Inc.;

12.	the business acquisition report of the Company dated June 17, 2014 relating to the Company’s acquisition of the Epitome group of companies (the “Epitome BAR”), which includes the unaudited interim condensed combined carve out financial statements of the Epitome group of companies for the period ended February 28, 2014, which includes a notification required under National Instrument 51-102 regarding no auditor review which is no longer applicable;

13.	the business acquisition report of the Company dated October 14, 2014 relating to the Company’s acquisition of the Family Channel Business (as defined below); and

14.	the unaudited reconciliation of certain Non-IFRS financial measures as filed on SEDAR on July 2, 2015.

Any documents of the type referred to in the preceding paragraphs (except confidential material change reports) or any news release issued by the Company (or other document) filed on SEDAR that specifically states that it is intended to be incorporated by reference into this Prospectus, subsequently filed by the Company with a securities commission or any similar authority in Canada after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report filed with or furnished to the SEC by the Company on Form 6-K or on Form 40-F (or any respective successor form) after the date of this Prospectus, it shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Further, the Company may incorporate by reference into the registration statement of which this Prospectus forms a part, as an exhibit or otherwise, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

A Prospectus Supplement containing the specific terms of any offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and it, together with any documents incorporated by reference into that Prospectus Supplement, will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement but only for the purposes of the offering of such Securities to which that Prospectus Supplement pertains.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or unsuperseded form to constitute part of this Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus.

THE BUSINESS

The Company was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, the Company was continued federally as a corporation under the Canada Business Corporations Act (“CBCA”). The Company is federally registered in Canada and its corporate number is 655881-0. Neither the Company’s Articles of Continuance, as amended from time to time, nor the Company’s By-Laws contain any restriction on the objects of the Company. The Company is domiciled in Canada and its registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The following is a chart of the material subsidiaries of the Company.

DHX Media is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. DHX Media owns one of the largest independent libraries of children’s video content and is home to one of the most viewed children’s TV stations in Canada. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Twirlywoos, Doozers, Busytown Mysteries, Degrassi, and Slugterra.

The Company’s core business is producing, distributing, broadcasting and exploiting the rights for television and film programming primarily focusing on children’s, youth and family productions. Within its core business, DHX Media has the following five integrated business lines:

•	Production (including proprietary and production service);

•	Library and Distribution (including digital distribution) of its proprietary and third party acquired titles;

•	DHX Television;

•	Merchandising and Licensing; and

•	New Media and Interactive.

The Company typically produces between 75 and 150 new half hours of content annually through its animation studios and additionally over the past 12 months has produced over 75 half hours of live action content. New content is created at low risk to DHX Media with 85% – 100% of third party direct production costs typically covered at “green lighting” from contracted Canadian Broadcast Licensing revenue, tax credits, other subsidies and pre-sales.

DHX Media’s library contains in excess of 11,000 half hours of content (more than 400 titles) consisting of primarily children’s and family programming, which the Company estimates is more than double the size of any other independent library (meaning a library not associated with a studio) of children’s content worldwide. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that DHX Media’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content (“OTT”) providers which are looking to provide a wide range of programming to their viewers. OTT content refers to delivery of audio, video, and other media over the Internet without a multiple-system operator being involved in the control or distribution of the content. DHX Media has also been able to leverage its independent status and critical mass to launch its own online channels and deliver its content through advertising and subscription video on demand platforms, most recently through its relationship with YouTube.

The television division of DHX is comprised of four marquee children’s television channels, including Family Channel (“Family Channel”), Disney Junior (English), Disney Junior (French), and Disney XD (collectively, “DHX Television” or the “Family Channel Business”), which represent some of Canada’s most viewed children’s television networks. Its current output agreement with Disney will expire in August 2015 and Disney Junior (English), Disney Junior (French) and Disney XD will be rebranded under the Family Channel brand. The Company will continue to broadcast Disney content until December of 2015 as part of a transitional arrangement. Combined, these channels represent some of the most viewed TV stations among children aged 2 to 17 in Canada, with the Family Channel alone having 5.3 million subscribers.

DHX Media also generates merchandising and licensing revenue by exploiting its own brands, as well as third party brands, across toys, games, apparel, publishing and other categories through its ownership of the Copyright Licensing Promotions Group, which management believes is one of the largest entertainment brand representation agencies in Europe.

CANADIAN COMMUNICATIONS INDUSTRY REGULATORY ENVIRONMENT

Pursuant to the Broadcasting Act (Canada), the Canadian Radio-Television Commission (the “CRTC”) is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing broadcasting policy objectives set forth in the Broadcasting Act.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in a direction (the “Direction”) from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of an operating licensee that is a corporation may be owned and controlled, directly or indirectly, by non-Canadians. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licensee that is a corporation must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level, but the Direction does not allow the licensee to be controlled by non-Canadians as a question of fact, and the level of ownership of non-voting shares and of total equity is relevant to the analysis of control.

For the purposes of these regulations, “Canadian” means, among other things: (i) a Canadian citizen who is ordinarily resident in Canada; (ii) a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship; (iii) a corporation with not less than 66 2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or (iv) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

As described below, Variable Voting Shares may only be owned or controlled by non-Canadians, and the Common Voting Shares may only be owned and controlled by Canadians. DHX Media monitors the level of non-Canadian ownership of DHX Media’s Common Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), and (ii) beneficial shareholders from the Canadian Depository for Securities (“CDS”) and the United States Depository Trust Company (“DTC”).

Constraints Imposed on Ownership of Securities of DHX Media to Ensure Canadian Control

In order to ensure that DHX Media and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, and to increase the ability of the Company to access capital from foreign jurisdictions, DHX Media has amended its Articles of Continuance pursuant to Articles of Amendment, which were approved at a special meeting of shareholders on September 30, 2014. Pursuant to the Articles of Amendment, which became effective as of October 6, 2014, DHX Media is authorized to issue, amongst other classes of equity securities, an unlimited number of Variable Voting Shares, Common Voting Shares and Preferred Variable Voting Shares (“PVV Shares”). See the “Special Meeting Circular” incorporated herein by reference and “Description of Shares”.

Each issued and outstanding Common Voting Share which is not owned or controlled by a Canadian for the purposes of the Broadcasting Act and related regulations converts, automatically and without any further acts by the Company, into one Variable Voting Share. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares or PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33  1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality. Under the circumstances described in clause (i) above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) above, the Variable Voting Shares as a class cannot, for a given meeting of the shareholders of DHX Media, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting of shareholders. See “Description of Shares”.

The terms ascribed to the Variable Voting Shares by the Articles of Amendment of the Company are intended to ensure that the number of votes owned and controlled by non-Canadians is at all times within the limit permitted under the Direction, the Broadcasting Act and the regulations made thereunder. However, there can be no assurance that such terms will be accepted by the CRTC or other regulatory authorities as being effective for this purpose.

CONSOLIDATED CAPITALIZATION

Since March 31, 2015, there have been no material changes in the share and debt capitalization of the Company which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

The Company is a party to an amended and restated senior secured credit agreement, dated March 14, 2014 (as amended by amending agreement No.1 dated June 20, 2014, amending agreement No. 2 dated November 13, 2014, amending agreement No. 3 dated November 30, 2014, amending agreement No. 4 dated December 19, 2014 and amending agreement No. 5 dated June 30, 2015, and as such agreement may be further amended, restated, supplemented or replaced from time to time) (the “Credit Agreement”) with a syndicate of lenders and the Royal Bank of Canada as administrative agent, providing for a revolving facility (the “Revolving Facility”) of up to $30 million and a term facility (the “Term Facility”, and together with the Revolving Facility, the “Credit Facilities”). As of June 30, 2015, approximately $115 million was drawn on the Term Facility and approximately $6 million was drawn on the Revolving Facility.

On December 2, 2014, the Company issued (the “Notes Offering”) $175 million in aggregate principle amount of 5.875% senior unsecured notes due December 2, 2021 (the “Senior Unsecured Notes”). The Notes Offering was completed on a private placement basis in Canada under available prospectus exemptions. The Company used the net proceeds from the Notes Offering, after deducting underwriting fees and estimated offering expenses, to repay indebtedness under the Credit Facilities.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the Prospectus Supplement with respect to the issuance of Debt Securities pursuant to this Prospectus.

USE OF PROCEEDS

Specific information about DHX Media’s use of the net proceeds from an offering of Securities will be set forth in the Prospectus Supplement for that offering.

PLAN OF DISTRIBUTION

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and it may also sell the Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices.

If offered on a non-fixed price basis, the Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to the Company.

If, in connection with the offering of the Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by the Company, as the case may be, if any, in connection with the offering and sale of a particular series or issue of Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof, if offered on a non-fixed price basis), the proceeds to the Company and any compensation payable to the underwriters, dealers or agents, if applicable.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Securities.

In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters, dealers or agents, as the case may be, may not, throughout the period of distribution of a series of Securities, bid for or purchase such series of Securities. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of Securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the underwriters, dealers or agents, as the case may be, may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters, dealers or agents, as the case may be, in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of Securities and short positions created by the underwriters, dealers or agents, as the case may be, involving the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Securities of such series than may be offered by the Company in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Any underwriters, dealers or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in the Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Securities of any series or issue will develop or as to the liquidity of any trading market for the Securities.

DESCRIPTION OF SHARES

The summary below of the rights, privileges, restrictions and conditions attaching to the Common Voting Shares and the Variable Voting Shares is subject to, and qualified in its entirety by reference to, the Company’s Articles of Amendment and By-Laws which are available on SEDAR at www.sedar.com.

Summary of the Company’s Share Capital Structure

The Company recently reorganized its share capital structure effective on October 6, 2014 and on such date each common share (“Common Share”) of the Company which was not owned and controlled by a Canadian for the purposes of the Direction was converted into one Variable Voting Share and each Common Share which was owned and controlled by a Canadian for the purposes of the Direction was converted into one Common Voting Share. All of the unissued Common Voting Shares of the Company were cancelled.

As a result of the share capital reorganization, the authorized capital of the Company consists of an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares, an unlimited number of Non-Voting Shares and an unlimited number of PVV Shares (collectively with the Common Voting Shares and the Variable Voting Shares, the “Voting Shares”). As of June 30, 2015, DHX Media had 83,882,439 Common Voting Shares, 40,570,995 Variable Voting Shares, no Non-Voting Shares and 100,000,000 PVV Shares issued and outstanding. The Company does not currently intend to issue any Non-Voting Shares.

The purpose of the share capital reorganization was to facilitate the Company’s compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in the Direction to the CRTC pursuant to authority contained in the Broadcasting Act following the Company’s acquisition of the Family Channel Business. See “Canadian Communications Industry Regulatory Environment”.

Both Common Voting Shares and the Variable Voting Shares hold the same rights unless the Variable Voting Shares account for more than one third of the total of Variable Voting Shares, Common Voting Shares and PVV Shares outstanding at any time or in respect of which votes are cast at any meeting of shareholders, at which point the number votes attributable to each Variable Voting Share will be reduced such that the Variable Voting Shares in aggregate hold one third of the total votes for all Variable Voting Shares and Common Voting Shares outstanding at such time or in respect of which votes are cast at such meeting of shareholders. Both Canadians and non-Canadians may acquire shares of either class. Any Variable Voting Shares will be deemed to be automatically converted to Common Voting Shares when acquired by Canadians and any Common Voting Shares will be deemed to be automatically converted to Variable Voting Shares when acquired by non-Canadians. A more detailed description of the terms of the Common Voting Shares, Variable Voting Shares and Non-Voting Shares is set forth below.

Summary of the Rights, Privileges, Restrictions and Conditions of the Variable Voting Shares, Common Voting Shares and Non-Voting Shares

The summary below describes the rights, privileges, restrictions and conditions attached to the Variable Voting Shares, the Common Voting Shares and the Non-Voting Shares. The complete text describing these rights, privileges, restrictions and conditions is included in the Company’s Articles of Amendment, a copy of which has been filed and may be viewed under the Company’s profile on www.sedar.com.

Exercise of Voting Rights

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company’s Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares carry one vote per share held, except where (i) the number votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders’ meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Company ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company’s directors at the times and for the amounts that the board of directors of the Company may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company’s remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company’s transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company’s articles of amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians. The term “Canadian” is as defined under the Broadcasting Act.

Preferred Variable Voting Shares

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to Voting Shares (as determined based on inquires DHX Media has made of the holders of Voting Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX Media. The votes attached to the PVV Shares as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX Media.

The votes attached to the PVV Shares as a class is determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX Media. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare, and (ii) beneficial shareholders from CDS and DTC. If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVV Shares as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

On November 12, 2014, the PVV Shares were transferred by DHX Media’s Executive Chairman, Michael Donovan, to DHX Media’s Chief Executive Officer, Dana Landry in accordance with the terms of a shareholders agreement among the Company and any current or future holder of the PVV Shares (the “PVVS Shareholder Agreement”). On the date of such transfer, Mr. Landry entered into the PVVS Shareholder Agreement with DHX Media, pursuant to which Mr. Landry (i) agreed not to transfer the PVV Shares, in whole or in part, if it is determined by the Board to be in the best interests of DHX Media to enable DHX Media to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX Media the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX Media a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

DESCRIPTION OF DEBT SECURITIES

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities.

Debt Securities may be offered separately or in combination with one or more other Securities. DHX Media may also, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between DHX Media and a financial institution or trust company organized under the laws of Canada or any province thereof or the United States or any state thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by DHX Media and will be available electronically at www.sedar.com.

General

The Debt Securities may be issued from time to time in one or more series. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	any limit upon the aggregate principal amount of such Debt Securities;

(c)	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	the issue price (at par, at a discount or at a premium) of such Debt Securities;

(e)	the date or dates on which such Debt Securities will be issued and delivered;

(f)	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

(g)	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

(h)	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

(i)	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of DHX Media;

(j)	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

(k)	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

(l)	any repayment or sinking fund provisions;

(m)	any events of default applicable to such Debt Securities;

(n)	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(o)	any exchange or conversion terms, including terms relating to the conversion of the Debt Securities into Shares or other securities of the Company, and any provisions for the adjustment thereof;

(p)	if applicable, the ability of DHX Media to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of DHX Media or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

(q)	the provisions applicable to the modification of the terms of the Trust Indenture; and

(r)	any other material terms or covenants applicable to such Debt Securities.

DHX Media reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Ranking

The Debt Securities will be direct unsecured obligations of DHX Media. The Debt Securities will be senior or subordinated indebtedness of DHX Media as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of DHX Media from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of DHX Media as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of DHX Media from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

Registration of Debt Securities

Debt Securities in Book Entry Form

Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together, the “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.

A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by the Company to the Depositary or its nominee.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(a)	there is a requirement to do so under applicable law;

(b)	the book-entry system ceases to exist;

(c)	DHX Media or the Depositary advise the Trustee that the Depositary is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debt Securities and DHX Media is unable to locate a qualified successor;

(d)	DHX Media decides, at its option, to terminate the book-entry system through the Depositary; or

(e)	if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest, whereupon such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of DHX Media, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DHX Media, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.

In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by the Company. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by cheque mailed to the address of the holders entitled thereto.

Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as the Company may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for the Debt Securities issued under the applicable Trust Indenture.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants (the “Warrants”) for the purchase of Shares (the “Share Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed and is not intended to be complete. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate Warrant agreement to be entered into between the Company and one or more financial institutions or trust companies acting as Warrant agent. DHX Media will file a copy of the Warrant agreement with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Company and will be available electronically at www.sedar.com. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants.

The Company will not offer Warrants for sale separately to any member of the public unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable Prospectus Supplement containing the specified terms of the Warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

Share Warrants

The particular terms of each issue of Share Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(a)	the designation and aggregate number of Share Warrants;

(b)	the price at which the Share Warrants will be offered;

(c)	the currency or currencies in which the Share Warrants will be offered;

(d)	the date on which the right to exercise the Share Warrants will commence and the date on which the right will expire;

(e)	the number of Voting Shares that may be purchased upon exercise of each Share Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Share Warrant;

(f)	the designation and terms of any other Securities with which the Share Warrants will be offered, if any, and the number of the Share Warrants that will be offered with each Security;

(g)	the date or dates, if any, on or after which the Share Warrants and the related Securities will be transferable separately;

(h)	whether the Share Warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions; and

(i)	any other material terms or conditions of the Share Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

(a)	the designation and aggregate number of Debt Warrants;

(b)	the price at which the Debt Warrants will be offered;

(c)	the currency or currencies in which the Debt Warrants will be offered;

(d)	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

(e)	the designation and terms of any other Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

(f)	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

(g)	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

(h)	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

(i)	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

(j)	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

(k)	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

In this section “DHX Media” or “the Company” refers only to DHX Media Inc. and not any of our subsidiary corporations or partnerships or jointly held businesses. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	the procedures for the exchange of the Subscription Receipts into Common Voting Shares or other securities;

(d)	the number of Voting Shares or other Securities that may be obtained upon exercise of each Subscription Receipt;

(e)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Common Voting Share or security;

(f)	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon; and

(g)	any other material terms and conditions of the Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by the Company with the securities commission or similar regulatory authority in each of the provinces of Canada after it has been entered into by the Company and will be available electronically at www.sedar.com.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person.

PRIOR SALES

During the 12 months preceding the date of this Prospectus, there were no issuances of Common Voting Shares or Variable Voting Shares or securities that are convertible into Common Voting Shares or Variable Voting Shares except as set out in the following table.

Date of Issuance	Number and Type of Securities Issued	Issued Price ($) CAD	Reason for Issuance
1-Jul-14	1213 Common Shares	5.50890	Employee Share Purchase Plan
15-Jul-14	100000 Common Shares	0.99000	Exercising Options
1-Aug-14	1607 Common Shares	6.06120	Employee Share Purchase Plan
5-Aug-14	43750 Common Shares	0.83000	Exercising Options
6-Aug-14	200000 Common Shares	7.13000	Grant of Options
6-Aug-14	500000 Common Shares	7.13000	Grant of Options
6-Aug-14	500000 Common Shares	7.13000	Grant of Options
6-Aug-14	175000 Common Shares	7.13000	Grant of Options

Date of Issuance	Number and Type of Securities Issued	Issued Price ($) CAD	Reason for Issuance
12-Aug-14	10000 Common Shares	0.90000	Exercising Options
1-Sep-14	1050 Common Shares	6.32654	Employee Share Purchase Plan
1-Oct-14	892 Common Shares	7.00283	Employee Share Purchase Plan
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	37500 Common Shares	8.27000	Grant of Options
2-Oct-14	100000 Common Shares	8.27000	Grant of Options
2-Oct-14	100000 Common Shares	8.27000	Grant of Options
2-Oct-14	300000 Common Shares	8.27000	Grant of Options
2-Oct-14	75000 Common Shares	8.27000	Grant of Options
2-Oct-14	150000 Common Shares	8.27000	Grant of Options
2-Oct-14	150000 Common Shares	8.27000	Grant of Options
2-Oct-14	50000 Common Shares	8.27000	Grant of Options
2-Oct-14	20000 Common Shares	8.27000	Grant of Options
3-Oct-14	18750 Common Shares	2.15000	Exercising Options
15-Oct-14	5081 Common Voting Shares	8.26900	Dividend Re-Investment Plan
17-Oct-14	100000 Common Voting Shares	0.93000	Exercising Options
17-Oct-14	30000 Common Voting Shares	1.81000	Exercising Options
17-Oct-14	25000 Common Voting Shares	4.07000	Exercising Options
20-Oct-14	10000 Common Voting Shares	0.90000	Exercising Options
30-Oct-14	100000 Variable Voting Shares	0.93000	Exercising Options
1-Nov-14	956 Common Voting Shares	7.87204	Employee Share Purchase Plan
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
18-Nov-14	25000 Common Voting Shares	9.44000	Grant of Options
1-Dec-14	1514 Common Voting Shares	7.76548	Employee Share Purchase Plan
19-Dec-14	50000 Common Voting Shares	1.63000	Exercising Options
22-Dec-14	50000 Common Voting Shares	0.99000	Exercising Options
22-Dec-14	90000 Common Voting Shares	1.63000	Exercising Options
22-Dec-14	12500 Common Voting Shares	2.15000	Exercising Options
23-Dec-14	281250 Common Voting Shares	9.78000	Grant of Options
23-Dec-14	93750 Common Voting Shares	9.78000	Grant of Options
23-Dec-14	2,693,748 Common Voting Shares	9.0246	Consideration for acquisition of Nerd Corps Entertainment Inc.
29-Dec-14	2902 Common Voting Shares	9.48200	Dividend Re-Investment Plan
1-Jan-15	2184 Common Voting Shares	8.31250	Employee Share Purchase Plan
20-Jan-15	18750 Common Voting Shares	0.83000	Exercising Options
1-Feb-15	1825 Common Voting Shares	7.57705	Employee Share Purchase Plan
20-Feb-15	43750 Common Voting Shares	0.83000	Exercising Options
20-Feb-15	87500 Common Voting Shares	1.81000	Exercising Options
20-Feb-15	100000 Common Voting Shares	9.29000	Grant of Options
20-Feb-15	100000 Variable Voting Shares	9.29000	Grant of Options
27-Feb-15	18750 Common Voting Shares	2.15000	Exercising Options
1-Mar-15	2076 Common Voting Shares	8.07541	Employee Share Purchase Plan
13-Mar-15	7500 Common Voting Shares	0.99000	Exercising Options
13-Mar-15	12500 Common Voting Shares	3.31000	Exercising Options
20-Mar-15	3232 Common Voting Shares	8.88300	Dividend Re-Investment Plan
1-Apr-15	2252 Common Voting Shares	7.54146	Employee Share Purchase Plan
1-May-15	2457 Common Voting Shares	6.91119	Employee Share Purchase Plan
1-Jun-15	1955 Common Voting Shares	8.17724	Employee Share Purchase Plan
9-Jun-15	300000 Common Voting Shares	0.83000	Exercising Options
19-Jun-15	2713 Common Voting Shares	9.09600	Dividend Re-Investment Plan
26-Jun-15	250,000 Common Voting Shares	3.31000	Exercising Options

TRADING PRICE AND VOLUME

The Common Voting Shares1 are listed and posted for trading on the TSX under the symbol “DHX.B”. The following table sets forth information relating to the trading of the Common Voting Shares on the TSX for the months indicated.

Date(1)	High ($)	Low ($)	Trading Volume
June, 2014	6.75	5.40	11,144,105
July, 2014	7.29	6.63	26,258,301
August, 2014	7.75	6.83	11,879,796
September, 2014	8.86	7.58	16,643,201
October, 2014	10.58	7.45	8,901,785
November, 2014	10.14	8.84	9,814,832
December, 2014	10.25	8.84	12,840,731
January, 2015	9.81	8.46	5,493,812
February, 2015	9.81	8.52	3,839,956
March, 2015	9.40	8.37	5,730,279
April, 2015	9.08	7.01	16,171,073
May, 2015	9.88	8.15	6,898,971
June, 2015	9.99	9.22	3,841,861

[1]	The figures for the above table for dates prior to October 9, 2014 are based on the trading information for Common Shares, which traded on the TSX under the symbol “DHX”. See “Description of Shares”.

The Variable Voting Shares, which were created pursuant to an amendment to the Company’s Articles of Amendment, effective October 9, 2014, are listed and posted for trading on the TSX under the symbol “DHX.A”. The following table sets forth information relating to the trading of the Variable Voting Shares on the TSX for the months indicated.

Date	High ($)	Low ($)	Trading Volume
October, 2014	10.50	7.17	483,690
November, 2014	10.15	8.42	549,259
December, 2014	10.35	8.85	324,665
January, 2015	9.83	8.51	247,092
February, 2015	9.86	8.54	315,941
March, 2015	9.38	8.40	565,515
April, 2015	9.06	7.24	1,677,856
May, 2015	9.89	8.15	661,362
June, 2015	9.86	9.21	139,006

[2]

The Variable Voting Shares were created pursuant to an amendment to the Company’s articles, effective October 9, 2014. See “Canadian Communications Industry Regulatory Environment” and “Description of Shares”.

The Variable Voting Shares are listed and posted for trading on the NASDAQ under the ticker symbol “DHXM”. The following table sets forth information relating to the trading of the Variable Voting Shares on the NASDAQ for the months indicated.

Date	High ($)	Low ($)	Trading Volume
June, 2015 (23-30)	8.20	6.84	38,512

On June 30, 2015, the last trading day on the TSX before the date of this Prospectus, the closing price of the Common Voting Shares and the Variable Voting Shares on the TSX was $9.34 and $9.33, respectively, and on June 30, 2015, the last day of trading on the NASDAQ before the date of this Prospectus, the closing price of the Variable Voting Shares on NASDAQ was US$7.38.

REGISTRATION TRANSFER AND CONVERSION

Other than in the case of book-entry-only Securities, the Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of the Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of the Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities may be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

Conversions of Variable Voting Shares to Common Voting Shares, and of Common Voting Shares to Variable Voting Shares, are automatic under the terms of each class as set forth in the Company’s Articles, and depend only on the status of the holder as a Canadian or a non-Canadian within the meaning of such terms under the Direction. In order to allow such conversions to be reflected in the Company’s corporate records, mechanisms have been established with both DTC in the United States and CDS in Canada, in order to allow intermediaries who are participants to cause such conversions based on their clients’ status as a Canadian or a non-Canadian to be reflected in the Company’s share records maintained by the Company’s transfer agent, Computershare in Canada and Computershare Trust Company, N.A. in the United States. The Company does not require a certification of status as a Canadian or non-Canadian in connection with each trade in the Common Voting Shares or the Variable Voting Shares, but instead relies on inquiries of intermediaries performed quarterly and in connection with each meeting of shareholders to confirm the Canadian status of the beneficial owners of such shares.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the CBCA. A majority of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company and experts under U.S. federal securities laws.

The Company has been advised by its Canadian counsel, Stewart McKelvey, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stewart McKelvey, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Concurrently with filing the registration statement on Form F-10, the Company filed a Form F-X, pursuant to which the Company appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

RISK FACTORS

An investment in the Securities is subject to a number of risks, including those set forth in the Company’s annual information forms and the Company’s management discussion and analysis. Prospective investors should carefully consider these risks, in addition to information contained in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing the Securities.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into since the effective date of the disclosure under the heading “Material Contracts” in the Company’s AIF:

•	Asset purchase and sale agreement among DHX Media (Toronto) Ltd., Echo Bridge Entertainment, LLC, and Alliance Atlantis International Distribution, LLC dated November 13, 2014; and

•

Share purchase agreement among the trustees of The Faier Family Trust and The Faier (2013) Family Trust, the trustees of the Johnson Family Trust and The Johnson (2013) Family Trust, the trustees of the Fipke II Family Trust, AMF Holdings Ltd., Asaph Fipke, Ken Faier, Charles (Chuck) Johnson, and DHX Media Ltd. dated December 1, 2014.

Copies of these agreements may be examined at the Company’s head and principal office during normal business hours during the course of any distribution to the public of the Securities and for 30 days following the applicable closing date for any such distribution.

LEGAL MATTERS AND INTERESTS OF EXPERTS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon on the Company’s behalf by Stewart McKelvey, the Company’s Canadian counsel, and Troutman Sanders LLP, the Company’s U.S. counsel. As of the date of this Prospectus, the partners and associates of Stewart McKelvey beneficially own, directly or indirectly, less than 1% of outstanding securities of any class issued by the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

PricewaterhouseCoopers LLP, Chartered Accountants, is the auditor of the Company. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, was the auditor of Epitome Group (comprised of Epitome Pictures Inc., Epitome Studios Inc., Epitome Screen Productions Inc., Epitome Distribution Inc. and PWT Distribution Inc., and a loan receivable from Epitome Group Holdings Inc.). As of June 17, 2014, and during the period covered by the financial statements on which it reported, PricewaterhouseCoopers LLP has confirmed that it was independent of Epitome Group, in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

Ernst & Young LLP were the auditors of Family Chanel. As of December 30, 2013, and during the period covered by the financial statements which it reported, Ernst & Young LLP has confirmed that it is independent of the Family Channel, in accordance with the code of ethics of the Ordre des comptables professionnels agréés du Québec.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed if offered on a non-fixed price basis. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: July 2, 2015

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this Prospectus relating to the securities offered by this Prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(Signed) “Dana Landry”	(Signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) “Sir Judson Graham Day”	(Signed) “Donald Wright”
Director	Director

C-1

8,700,000 Shares

DHX MEDIA LTD.

PROSPECTUS SUPPLEMENT

TO SHORT FORM BASE SHELF PROSPECTUS DATED JULY 2, 2015

Piper Jaffray

Canaccord Genuity

RBC Capital Markets

July •, 2015